**DANISCO**

First you add knowledge...

Commission File No. 82-3158



May 16, 2007

Danisco USA Inc.
565 Taxter Road, Suite 590
Elmsford
[redacted]

07023666

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Danisco A/S
Commission File No. 82-3158

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), Danisco A/S hereby submits to the Commission the following information which Danisco has (A) made public pursuant to the laws of Denmark, (B) filed with the Copenhagen Stock Exchange, or (C) distributed to its security holders since its last such submission to the Commission, under cover of a letter dated February 16, 2007.

A schedule of the documents referred to above is attached hereto.

Kindly acknowledge receipt of this submission by stamping the enclosed dated copy of this letter and returning it in the envelope also enclosed.

Very truly yours,

Eileen Gill /rw

Eileen Gill
General Counsel, Danisco USA



Enclosures

Cc: Peter Flägel, Esq.

dlw 5/22

EG/rw

**Commission File No. 82-3158**
**Danisco A/S Submission**
**May 16, 2007**

| Number | Date of Publication | Title of Document | Press Release | Made Public under Danish Law | Filed w/Copenhagen Stock Exchange | Distribution to the Securities Holders |
|---|---|---|---|---|---|---|
| A. | | **PRESS RELEASES** | X | | | |
| 1 | 2/19/2007 | Ruling in Enzyme patent infringement case | X | X | Notice No.02/2007 | X |
| 2 | 2/21/2007 | Danisco can now offer organic products for US customers | X | | | X |
| 3 | 2/23/2007 | The European Commission announces quota reduction | X | X | Notice No.03/2007 | X |
| 4 | 2/27/2007 | Danisco Animal Nutrition further strengthens its sales and technical team | X | | | X |
| 5 | 3/2/2007 | February ice cream concept | X | | | X |
| 6 | 3/7/2007 | New coating technology offers unrivalled phytase thermostability and performance | X | | | X |
| 7 | 3/8/2007 | Danisco's view on proposed new Danish taxation for companies | X | | | X |
| 8 | 3/8/2007 | Consultation response on bill to change the Danish Corporation Tax Act and other tax acts (CFC taxation and equity funds etc.) | X | | | X |
| 9 | 3/19/2007 | Danisco reduces flu symptoms with a patented HOWARU™ probiotic formulation | X | | | X |
| 10 | 3/19/2007 | March ice cream concept from Danisco | X | | | X |
| 11 | 3/20/2007 | 9M results announcement | X | X | Notice No. 04/2007 | X |
| 12 | 3/20/2007 | Danisco's CFO, Soren Bjerre-Nielsen elected as Chairman of Danmarks Nationalbank | X | | | X |
| 13 | 3/21/2007 | Dansico beefs up the meat industry | X | | | X |
| 14 | 3/23/2007 | Danisco's Cultures division unveils in Science a breakthrough discovery of natural cellular protection against viruses | X | | | X |
| 15 | 3/30/2007 | Danisco wins two innovation prizes | X | | | X |

| Number | Date of Publication | Title of Document | Press Release | Made Public under Danish Law | Filed w/Copenhagen Stock Exchange | Distribution to the Securities Holders |
|---|---|---|---|---|---|---|
| 16 | 4/2/2007 | Pig and poultry producers to gain additional benefits from new-generation phytase | X | | | X |
| 17 | 4/3/2007 | Danisco promotes the authenticity of Italian cheese with the launch of CHOOZIT™ SU CASU, a culture approved for Pecorino Sardo | X | | | X |
| 18 | 4/17/2007 | Patent dispute over SPEZYME®ETHYL settled as expected | X | X | Notice No.05/2007 | X |
| 19 | 4/17/2007 | Danisco Foundation awards three scholarships | X | | | X |
| 20 | 4/19/2007 | Danisco eases trans-fat concerns - again | X | | | X |
| 21 | 4/19/2007 | Danisco is ranked nuber 3 in survey | X | | | X |
| 22 | 4/20/2007 | New Sales Organisation in Russia and Ukraine | X | | | X |
| 23 | 4/20/2007 | Genencor celebrates opening of Wuxi, China Production Facility | X | | | X |
| 24 | 4/27/2007 | Vegetable cream whips up a treat | X | | | X |
| 25 | 5/2/2007 | April ice cream concept | X | | | X |
| 26 | 5/2/2007 | Warrant programme: Issue of new shares | X | X | Notice No.06/2007 | X |
| 27 | 5/2/2007 | Market rumours regarding sale of Flavours Division | X | X | Notice No. 07/2007 | X |
| 28 | 5/3/2007 | Danisco signs agreement on the divestment of Flavours and enters strategic partnership with Firmenich | X | X | Notice No. 08/2007 | X |
| 29 | 5/7/2007 | Danisco invests in feed enzyme manufacturing in China | X | | | X |
| 30 | 5/10/07 | Danisco presents a superfruit flavour | X | | | X |
| 31 | 5/11/07 | Genencor launches MANNASTAR™ product, a new detergent enzyme specially designed to target stains like chocolate ice cream and salad dressing | X | | | X |
| | | | | | | |
| **B.** | | **NOTICES TO THE STOCK EXCHANGE** | | | | |
| 1 | 2/19/2007 | Ruling in enzyme patent infringement case | X | X | Notice No.02/2007 | X |
| 2 | 2/23/2007 | The European Commission announces quota reduction | X | X | Notice No.03/2007 | X |
| | | | | | | |

| Number | Date of Publication | Title of Document | Press Release | Made Public under Danish Law | Filed w/Copenhagen Stock Exchange | Distribution to the Securities Holders |
|---|---|---|---|---|---|---|
| 3 | 3/20/2007 | 9M results announcement | X | X | Notice No. 04/2007 | X |
| 4 | 4/17/2007 | Patent dispute over SPEZYME®ETHYL settled as expected | X | X | Notice No.05/2007 | X |
| 5 | 5/2/2007 | Warrant programme: Issue of new shares | X | X | Notice No.06/2007 | X |
| 6 | 5/2/2007 | Market rumours regarding sale of Flavours Division | X | X | Notice No. 07/2007 | X |
| 7 | 5/3/2007 | Danisco signs agreement on the divestment of Flavours and enters strategic partnership with Firmenich | X | X | Notice No. 08/2007 | X |
| | | | | | | |
| **C.** | | **SHAREHOLDERS INFO** | | | | |
| 1 | 2/19/2007 | Ruling in Enzyme patent infringement case | X | X | Notice No.02/2007 | X |
| 2 | 2/21/2007 | Danisco can now offer organic products for US customers | X | | | X |
| 3 | 2/23/2007 | The European Commission announces quota reduction | X | X | Notice No.03/2007 | X |
| 4 | 2/27/2007 | Danisco Animal Nutrition further strengthens its sales and technical team | X | | | X |
| 5 | 3/2/2007 | February ice cream concept | X | | | X |
| 6 | 3/7/2007 | New coating technology offers unrivalled phytase thermostability and performance | X | | | X |
| 7 | 3/8/2007 | Danisco's view on proposed new Danish taxation for companies | X | | | X |
| 8 | 3/8/2007 | Consultation response on bill to change the Danish Corporation Tax Act and other tax acts (CFC taxation and equity funds etc.) | X | | | X |
| 9 | 3/19/2007 | Danisco reduces flu symptoms with a patentet HOWARU™ probiotic formulation | X | | | X |
| 10 | 3/19/2007 | March ice cream concept from Danisco | X | | | X |
| 11 | 3/20/2007 | 9M results announcement | X | X | Notice No. 04/2007 | X |
| | | | | | | |

| Number | Date of Publication | Title of Document | Press Release | Made Public under Danish Law | Filed w/Copenhagen Stock Exchange | Distribution to the Securities Holders |
|---|---|---|---|---|---|---|
| 12 | 3/20/2007 | Danisco's CFO, Soren Bjerre-Nielsen elected as Chairman of Danmarks Nationalbank | X | | | X |
| 13 | 3/21/2007 | Dansico beefs up the meat industry | X | | | X |
| 14 | 3/23/2007 | Danisco's Cultures division unveils in Science a breakthrough discovery of natural cellular protection against viruses | X | | | X |
| 15 | 3/30/2007 | Danisco wins two innovation prizes | X | | | X |
| 16 | 4/2/2007 | Pig and poultry producers to gain additional benefits from new-generation phytase | X | | | X |
| 17 | 4/3/2007 | Danisco promotes the authenticity of Italian cheese with the launch of CHOOZIT™ SU CASU, a culture approved for Pecorino Sardo | X | | | X |
| 18 | 4/17/2007 | Patent dispute over SPEZYME®ETHYL settled as expected | X | X | Notice No.05/2007 | X |
| 19 | 4/17/2007 | Danisco Foundation awards three scholarships | X | | | X |
| 20 | 4/19/2007 | Danisco eases trans-fat concerns - again | X | | | X |
| 2 | 4/19/2007 | Danisco is ranked nuber 3 in survey | X | | | X |
| 122 | 4/20/2007 | New Sales Organisation in Russia and Ukraine | X | | | X |
| 23 | 4/20/2007 | Genencor celebrates opening of Wuxi, China Production Facility | X | | | X |
| 24 | 4/27/2007 | Vegetable cream whips up a treat | X | | | X |
| 25 | 5/2/2007 | April ice cream concept | X | | | X |
| 26 | 5/2/2007 | Warrant programme: Issue of new shares | X | X | Notice No.06/2007 | X |
| 27 | 5/2/2007 | Market rumours regarding sale of Flavours Division | X | X | Notice No. 07/2007 | X |
| 28 | 5/3/2007 | Danisco signs agreement on the divestment of Flavours and enters strategic partnership with Firmenich | X | X | Notice No. 08/2007 | X |
| 29 | 5/7/2007 | Danisco invests in feed enzyme manufacturing in China | X | | | X |
| 30 | 5/7/2007 | Divestment of Flavours to Firmenich<br>Bringing taste and texture together / (Presentation) | | | | X |
| 31 | n/a | Board of Directors | | | | X |
| 32 | n/a | Annual General Meeting 2007 | | | | X |
| 33 | n/a | Investor Meeting: Roadshow – USA – May 17, 2007 | | | | X |

| Number | Date of Publication | Title of Document | Press Release | Made Public under Danish Law | Filed w/Copenhagen Stock Exchange | Distribution to the Securities Holders |
|---|---|---|---|---|---|---|
| 34 | n/a | Investor Meeting: Roadshow – USA – May 18, 2007 | | | | X |
| 35 | n/a | Quiet Periods 2007 | | | | X |
| 36 | n/a | Corporate Governance | | | | X |
| 37 | n/a | Shareholders | | | | X |
| 38 | n/a | Calendar: Results 2007 | | | | X |
| 39 | n/a | Calendar: Products and Services Events | | | | X |
| 40 | n/a | Publications | | | | X |
| 41 | n/a | Knowledge award | | | | X |
| 42 | n/a | Local community & networks | | | | X |
| 43 | 5/10/07 | Danisco presents a superfruit flavour | X | | | X |
| 44 | 5/11/07 | Genencor launches MANNASTAR™ product, a new detergent enzyme specially designed to target stains like chocolate ice cream and salad dressing | X | | | X |
| 45 | n/a | E-mail updates | | | | X |
| 46 | 5/16/07 | Share Price | | | | X |

1.

DANISCO

First you add knowledge...



19 February 2007 - 08:25

## Ruling in enzyme patent infringement case

A court in Delaware, USA, has ruled in the SPEZYME® ETHYL patent infringement case regarding the claim for damages (see Notice to the stock exchange no. 12/2006 of 25 August 2006)

**Notice no. 02/2007**

Under the ruling, Danisco is liable to pay damages, in the form of a royalty, of a total of USD 8.2 million plus interest and a share of the opposing party's legal fees.

The parties have ten days to agree on a form of judgement reflecting this decision. Either party may appeal within 30 days after the final judgement is entered by the Court. Danisco will now assess the legal reasoning of the decisions with regard to the question of liability and damages.

Danisco has no further comments regarding this case, as it is still pending.

Yours faithfully,

Tom Knutzen
CEO

**For further information, please contact:**

Investor Relations, Danisco A/S, tel. +45 3266 2912
Media Relations, Danisco A/S, tel. +45 3266 2913

**Related link:**

Notice to the stock exchange no. 12/2006 of 25 August 2006.

Download this release in PDF format in English.

Download this release in PDF format in Danish.

Printed Monday, 07 May 2007 from
http://danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2007/investor_208_en.htm

2.

**DANISCO**

First you add knowledge...

RECEIVED
2007 MAY 18 A 9:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**21 February 2007 - 12:57**

# Danisco can now offer organic products for US customers

Danisco USA, Inc. is proud to announce the organic certification of the St. Joseph, MO (USA) blending facility.



After extensive preparation and execution of stringent requirements, Danisco was awarded organic certification on February 15, 2007 from Quality Assurance International (QAI).

Danisco will now be able to serve and supply the growing demand for organic products in the Dairy, Ice cream, and Frozen Dessert industries within the United States.

The Organic market has experienced double digit growth and now has an estimated market value of $16 Billion USD. One major segment of growth within the organic food market is dairy, which grew 23.5% from 2005 to 2006.

Seventy three percent of the US population states they purchase organic products 'occasionally', while 23% of the US population purchase organic products weekly.

Overall, organic consumer purchases equates to $0.10 of every $1.00 spent on food. Danisco recognizes the value in fulfilling the growing demand for organic products in the dairy industry and it welcomes the opportunities to partner with our customers in meeting the needs of the organic dairy consumer.

For more information please contact your sales representative

Printed Monday, 07 May 2007 from
http://danisco.com/cms/connect/corporate/media+relations/news/archive/2007/february/businessupdate_115_en.htm

3.

DANISCO

First you add knowledge...

**23 February 2007 - 09:25**

# The European Commission announces quota reduction

The European Commission decided yesterday to introduce a temporary quota reduction of approximately 2 million tonnes of sugar for the 2007/08 campaign.

**Notice no. 3/2007**

This is equivalent to an average of 12% of the total EU sugar quota, taking into account countries already having sold quotas back to the EU. The quota reduction is introduced to bring down the massive sugar surplus in Europe, which is a result of the voluntary quota renunciation under the EU restructuring fund being far from the expected level.

Danisco sees the decision of the European Commission as a necessary step to restore the balance on the market, but Danisco would have liked a permanent quota reduction, which could have restored the market balance faster.

The announced temporary quota reduction will have a significant impact on earnings in the sugar division in the coming financial year, but it will have no influence on the results of the 2006/07 financial year.

The restructuring of Danisco's sugar production aimed at adjusting activities to the new EU sugar regime is progressing according to plan, with three factory closures completed as planned and the integration of administrative functions in Denmark and Sweden being well underway.

Danisco sustains its long-term expectations for future sugar revenue of around DKK 5.5 billion and an EBIT margin of minimum 10%, once the market balance has been restored.

Danisco releases results for Q3 2006/07 on 20 March 2007.

Yours faithfully

Tom Knutzen
CEO

**For further information, please contact:**

Mogens Granborg, Executive Vice President, Danisco A/S, tel. +45 3266 2000
Investor Relations, Danisco A/S, tel.: + 45 3266 2912
Media Relations, Danisco A/S, tel.: + 45 3266 2913

Download this release in English in PDF format

Download this release in Danish in PDF format

4.



**DANISCO**

First you add knowledge...

**27 February 2007 - 16:26**

# Danisco Animal Nutrition further strengthens its sales and technical team

Danisco Animal Nutrition has announced two new appointments to its sales and technical team. Dr Peter Plumstead has been appointed as Global Technical Services Manager and Mr Ed Wyatt as Sales Manager in the USA.

Following a B.S. Agric (Honours) in Animal Science at the University of Pretoria, South Africa, Dr Plumstead was a Senior Nutritionist with the Meadow Feeds Group, South Africa's largest feed manufacturer. He subsequently worked as Research Assistant to Dr John Brake in the Department of Poultry Science at North Carolina State University, where he recently completed a Ph.D in Nutrition and Poultry Science. Dr Plumstead will be based at Danisco Animal Nutrition's headquarters in Marlborough, England and reports to Dr Gary Partridge, Global Technical Services Director.

Mr Ed Wyatt, who has been appointed Sales Manager for Danisco Animal Nutrition in the USA, will be based in Brentwood, Tennessee and reports to Joe Slattery, Business Manager. Mr Wyatt, who gained a Master's Degree in Business Management at Birmingham Southern College, was previously a Senior Account Manager in the animal nutrition sector, responsible for business development in the Mid-Atlantic, Northeast and Ontario, Canada. He has also held senior purchasing positions with Conagra and Marshall Durbin Company.

**For further information, please contact:**

Andrea Barletta, Global Marketing Director, Danisco Animal Nutrition
Tel: +44 (0) 1672 517777 Email: andrea.barletta@danisco.com
Julian Cooksley, Account Manager, Kendalls Communications
Tel: +44 (0) 1394 610022 Email: julian.cooksley@kendallscom.co.uk

5.

DANISCO

First you add knowledge...

**2 March 2007 - 13:22**

# February ice cream concept

This month, Danisco's Ice Cream Frozen Desserts innovation department has developed Samur-Ice - a Japanese Sesame Lacto-ice.



In Japan lacto-ice is a special frozen desserts category which contains low MSNF levels. According to Japanese legislation it is simply required that a lacto-ice has an MSNF content of not less than 3.0%.

Sesame flavour is very popular in Japan, and lot of sesame ice creams and frozen desserts are available on the Japanese market.

We have made a sesame lacto-ice with 5% sesame paste, and it has been prepared with CREMODAN® SE 708 in order to improve creaminess.

For hand-out in PDF format, to receive samples and for more information, please contact your usual Danisco representative. - Click here

*Danisco's Ice Cream & Frozen Desserts innovation department has a vast knowledge of technical and trend related issues. Danisco has more than 50 years experience in solving the challenges that ice cream producers meet. Danisco's monthly ice cream concepts help customers identify the key trends within the frozen desserts market.*

Printed Monday, 07 May 2007 from
http://danisco.com/cms/connect/corporate/media+relations/news/archive/2007/february/businessupdate_116_en.htm

6.

**DANISCO**

First you add knowledge...



**7 March 2007 - 08:30**

# New coating technology offers unrivalled phytase thermostability and performance

Danisco Animal Nutrition has launched a new highly-thermostable phytase (Phyzyme XP TPT), which is claimed to be the most heat stable phytase on the market.

New Thermo Protection Technology (TPT) developed by Danisco ensures that the phytase maintains efficacy after exposure to feed conditioning and pelleting temperatures of up to 95°C (203°F). TPT applies to the phytase enzyme a coating which delivers unrivalled protection from the high temperatures that typically occur during the feed pelleting process, while rapidly releasing the enzyme activity in the animal's gut, without compromising animal performance.

Independent pelleting trials conducted at Technological Institute, Kolding in Denmark showed consistently high stability after conditioning and pelleting at temperatures up to 95°C (203°F). The thermostable phytase was included in feed prior to conditioning and pelleting at temperatures of 90°C (194°F) or 95°C (203°F). The phytase activity present in the feed before and after conditioning/pelleting was analysed and compared. The phytase activity remaining in the feed after conditioning and pelleting was 99% at 90°C and 96% at 95°C when expressed on a relative basis to the unprocessed mash feed.

The trials also compared the thermostability of Phyzyme XP TPT to another commercially available phytase product which is claimed to have similar thermostable properties. In contrast, the corresponding phytase activity remaining in the feed after conditioning/pelleting was 70-75% at 90-95°C for this product.

Dr Andrew Harker, Danisco's Marketing and Technical Services Director, commented: "Proven enzyme thermostability remains a key requirement for our customers. This new coating technology delivers a free-flowing, dust-free phytase granulate that can be used easily and confidently in the vast majority of feed manufacturing processes globally. Coupled with the leading-edge performance of this new generation phytase feed enzyme, which is proven to deliver at least 20% greater efficacy than traditional phytases, Phyzyme XP TPT offers unrivalled thermostability, performance and value."

The phytase market is estimated to be worth more than $200 million, growing at a rate of over 5% per annum. Danisco Animal Nutrition entered this market 4 years ago with a new generation phytase - Phyzyme XP, developed under a strategic alliance with Diversa Corporation. Phyzyme XP is proven to be substantially more effective in the animal than traditional phytases. However, until now Danisco has been excluded from the dominant pelleted feed market segment, which demands a heat stable granulate phytase able to survive the pelleting process.

### Related links

- www.danisco.com/animalnutrition
- www.diversa.com

### For further press information, please contact:

Andrew Harker,
Director – Marketing and Technical Services, Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
Email: andrew.harker@danisco.com

Julian Cooksley
Account Manager, Kendalls Communications
Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

Printed Monday, 07 May 2007 from
http://danisco.com/cms/connect/corporate/media+relations/news/archive/2007/march/businessupdate_117_en.htm

7.

DANISCO

First you add knowledge...



**8 March 2007 - 11:10**

# Danisco's view on proposed new Danish taxation for companies

In connection with new legislation on taxes in Denmark there is an ongoing debate in the media and the politcal arena.

Danisco has given its opinion on the proposed new legislation to the The Ministry of Taxation.

The letter which is made public is available in Danish below and in English via this link.

**For further information, please contact:**
Media Relations, tel: + 45 3266 2913

Read the full release in Danish.

Printed Monday, 07 May 2007 from
http://danisco.com/cms/connect/corporate/media+relations/news/archive/2007/march/pressrelease_382_en.htm

8.

DANISCO

First you add knowledge...



8 March 2007 - 14:30

# Consultation response on bill to change the Danish Corporation Tax Act and other tax acts (CFC taxation and equity funds etc.)

Due to anticipated changes to the EU sugar regime and other factors, Danisco has for a number of years had a strategic goal of becoming a global supplier of ingredients.

Today, Danisco enjoys a leading position in this industry with production at 58 factories in 25 countries. The ingredients business is headquartered in Denmark and employs some 1,800 people in Denmark out of a total staff of around 8,100 people in this business segment. Add to this the employees in Danisco's sugar division.

The expansion has been made through acquisitions of foreign subsidiaries, which have subsequently been integrated into a global functional organisation.

The local managements are responsible for optimising operations, whilst financial control is managed from the Group's head office in Copenhagen. In consequence, the expansion has mainly been financed by raising debt in the parent company, Danisco A/S.

The bill dramatically changes the assumptions on which Danisco has based its expansion in the ingredients divisions. In our opinion the bill should be adjusted to avoid such a sudden and radical effect on companies that, like Danisco, have an objective of globalisation from a Danish platform.

This would be feasible if it were made possible to carry forward the part of the net interest expenses that under the bill would be reduced in the accounting year for deduction in subsequent years by including it in the calculation of deductible interest expenses for these years. To the best of our knowledge, this is also expected to be the case in other EU countries currently working on the consequences of the Cadbury Schweppes ruling.

This would have a regulating effect by providing an incentive to increase equity in Denmark and as such the tax base.

A global company like Danisco uses financial instruments to manage its financial risks, which, as mentioned, has so far been done from Danisco's head office in Copenhagen. Under the Danish Gains on Securities and Foreign Currency Act such financial instruments must be recorded at market value at the financial year-end. Fluctuations may cause a loss in one year and a gain in the next but an accumulated result of DKK 0 over the life of the instrument. In such cases the bill may imply non-deductibility in one year and taxation in the next, resulting in tax payments having to be made even though no profit has been realised. A carry-forward system, as proposed above, would compensate for this unreasonableness and help upholding group functions in Denmark. The alternatives would be to introduce taxation upon realisation of such instruments or a separate statement for carry-forwards (perhaps also carry-backs) of gains on financial instruments. Both alternatives would be technically quite complicated.

Danisco would prefer the non-deductibility for net interest expenses over a certain amount to be completely removed from the bill. As a minimum, the above-mentioned possibility of carry-forwards should be implemented to ensure that businesses which, like Danisco, work with globalisation from a Danish platform are not unreasonably severely hit or forced to move their finance departments

abroad. Moreover, this would give other Danish companies, including foreign-owned companies, an incentive to increase their earnings base in Denmark.

Yours faithfully

Tom Knutzen
CEO

**For further information, please contact:**
Media Relations, Danisco A/S, tel.: + 45 3266 2913

Read the full release in English

Read the full release in Danish

Printed Monday, 07 May 2007 from
http://danisco.com/cms/connect/corporate/media+relations/news/archive/2007/march/pressrelease_383_en.htm

DANISCO

First you add knowledge...

**19 March 2007 - 08:20**

# Danisco reduces flu symptoms with a patented HOWARU™ probiotic formulation.

Danisco introduces HOWARU™ Protect, a new patented formulation of probiotic cultures to reduce cold-associated symptoms.



A recent clinical study on children, conducted by Professor Shuguang Li from the medical College of Tongji in Shanghai, demonstrated that HOWARU™ Protect contributes to reduce significantly the symptoms of fever, cough and runny nose. "It reduces the number of sick days by almost half and the number of antibiotic prescriptions by 80% for children under five." says Pr Shuguang Li.

The double-blinded, placebo controlled study on respiratory tract infections followed the guidelines of the World Health Organization and involved 248 children from day care centres near Shanghai (China). During 26 weeks from November to May, the study monitored the impact of a recommended probiotic daily dose on the number of antibiotic prescriptions and the symptoms of respiratory infections. The study was completed over the winter months when children are particular vulnerable to respiratory infections.

A global average of 16% of children under five suffered from acute respiratory infections according to a survey by UNICEF*. HOWARU™ Protect represents an efficient preventive solution to reduce the level of symptoms from flu-like infections among this particularly fragile population.

"We are very proud of this new demonstration of the HOWARU™ probiotics benefits. It reinforces the promising future of probiotics for human health" says Fabienne Saadane-Oaks, President of Danisco, Cultures Division "We have started to explore the applications of HOWARU™ Protect for the specific needs of the Food, Dietary supplements and Pharmaceutical industries."

HOWARU™ Protect complements the existing range comprising HOWARU™ Restore, HOWARU™ Dophilus, HOWARU™ Rhamnosus, and HOWARU™ Bifido.

HOWARU™ is the registered trademark of Danisco premium probiotic products. More information on www.howaru.com

* Worldwide survey conducted from 1998 to 2004 Source: State of the World's Children 2006 - UNICEF

**For more information, please contact:**

Nathalie Brosse +33 6 77 79 76 33

Printed Monday, 07 May 2007 from
http://danisco.com/cms/connect/corporate/media+relations/news/archive/2007/march/businessupdate_119_en.htm

/0.

DANISCO

First you add knowledge...

**19 March 2007 - 15:16**

# March ice cream concept from Danisco

This month, Danisco's Ice Cream Frozen Desserts innovation department has developed a ice cream based on goat's milk.



The current price development of standard ice cream in Europe follows that of standard industrial milk, resulting in fierce competition and very low prices.

In order to obtain premium prices for industrial milk, the dairy industry is launching speciality products like milk from particular areas or special cow species. And goat's milk is an excellent alternative to cow's milk.

A high level of medium chain triglycerides and easy accessible proteins improves the digestibility compared to traditional cow's milk. In addition, goat's milk is claimed to contain more calcium, less lactose, less cholesterol and fewer allergens.

The goat's milk ice cream is made with fresh, organic goat's milk. It is low in fat, but CREMODAN® 809 CREAMLINE and Litesse® II ensure a smooth and rich body, fulfilling the expectations to a unique ice cream. The Danisco vanilla flavouring still leaves room for a mild, tangy note of goat's milk.

For hand-out in PDF format, to receive samples and for more information, please contact your usual Danisco representative.- Click here

*Danisco's Ice Cream & Frozen Desserts innovation department has a vast knowledge of technical and trend related issues. Danisco has more than 50 years experience in solving the challenges that ice cream producers meet. Danisco's monthly ice cream concepts help customers identify the key trends within the frozen desserts market.*

Printed Monday, 07 May 2007 from
http://danisco.com/cms/connect/corporate/media+relations/news/archive/2007/march/businessupdate_120_en.htm

//.

DANISCO

First you add knowledge...

**20 March 2007 - 11:15**

# 9M results announcement

Announcement of results for 9M 2006/07 (1 May 2006 - 31 January 2007)

**Notice no: 04/2007**

### Performance as anticipated

In the first three quarters of 2006/07 Danisco recorded revenue of DKK 15,220 million, EBIT before special items of DKK 1,620 million and consolidated profit after tax of DKK 806 million. At group and segment level, profit and cash flows were as anticipated. Free cash flow was DKK 1,439 million. In Q3 an additional DKK 40 million provision was expensed to cover damages in the SPEZYME® ETHYL patent infringement case as well as DKK 105 million in Sugar to cover the quota reduction restructuring levy for 2006/07 to the EU.

### Highlights

- EBIT margin in Ingredients year-to-date up 0.7 percentage points to 12.9%
- All ingredients divisions recorded an EBIT margin improvement in Q3 on last year – patent case provision excluded
- Several efficiencies launched in production structure and technology platform
- Xylitol capacity to be gradually expanded during 2007
- Sugar on track with earnings expectations for 2006/07
- The European Commission has cut sugar quotas by 12% for 2007/08, and as a result Sugar expects EBIT of around DKK 300 million in 2007/08. Long-term earnings expectations for Sugar unchanged

### Outlook for 2006/07 consolidated profit

Revenue is expected at around DKK 20.75 billion against previously around DKK 21 billion, with Ingredients now expected to record revenue slightly under DKK 13.75 billion as the increased focus on the profit margin has resulted in slightly lower organic growth. Sugar revenue is expected at slightly over DKK 7.0 billion due to lower export sales. EBITDA before special items and share-based payments is maintained at around DKK 3,300 million. In Ingredients, EBITDA is reduced by DKK 25 million to around DKK 2,525 million due to a DKK 40 million provision relating to the SPEZYME® ETHYL patent dispute, while EBITDA in Sugar is adjusted from around DKK 900 million to around DKK 950 million. The outlook for consolidated profit before share-based payments and after special items is changed from around DKK 1.0 billion to slightly over DKK 1.0 billion.

Read the full 9M report in English here

Read the full 9M report in Danish here

Printed Monday, 07 May 2007 from
http://danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2007/investor_210_en.htm

12.

**DANISCO**

First you add knowledge...



**20 March 2007 - 15:56**

# Danisco's CFO, Søren Bjerre-Nielsen elected as Chairman of Danmarks Nationalbank

The Board of Directors elected Group President Søren Bjerre-Nielsen as new Chairman. Mr Søren Bjerre-Nielsen succeeds the present Chairman, Professor Hans E. Zeuthen.

**From Danmarks Nationalbank:**

"Danmarks Nationalbank's Board of Directors elects 15 of its 25 members. Three members are elected for a five-year term by rotation each year. "

Read the full release from Danmarks Nationalbank in English.

Read the full release from Danmarks Nationalbank in Danish.

Printed Monday, 07 May 2007 from
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20 March 2007
Ref.:2007-09E

# Elections to the Board of Directors and Committee of Directors of Danmarks Nationalbank and of a new Chairman

*Elections to the Board of Directors*

The Board of Directors elected Group President Søren Bjerre-Nielsen as new Chairman. Mr Søren Bjerre-Nielsen succeeds the present Chairman, Professor Hans E. Zeuthen. The Board of Directors re-elected Ms Helle Bechgaard, Director, as Deputy Chairman. Both are elected for the period from 1 April 2007 to 31 March 2008.

Danmarks Nationalbank's Board of Directors elects 15 of its 25 members. Three members are elected for a five-year term by rotation each year.

The Board of Directors has re-elected Ms Jette W. Knudsen, Director, Mr Kjeld Larsen, Farmer, and Ms Kirsten Nielsen, Former Council President, for a new five-year term from 1 April 2007 to 31 March 2012.

The Board of Directors of Danmarks Nationalbank has furthermore elected Professor Michael Møller to the Board of Directors. Mr Michael Møller is elected for the remainder of the term, i.e. until 31 March 2009.

*Elections to the Committee of Directors*

The Committee of Directors has seven members. The Board of Directors, which elects five of the members, re-elected Mr Søren Bjerre-Nielsen, Group President, Ms Kirsten Nissen, Former Council President, Mr Troels Lund Poulsen, MP, and Ms Helle Thorning-Schmidt, MP. The Board of Directors also elected Mr Michael Møller, Professor, to the Committee of Directors. All elections are for the period from 1 April 2007 to 31 March 2008.

At its first meeting, the Committee of Directors elected Mr Søren Bjerre-Nielsen, Group President, as new Chairman and Mr Michael Dithmer, Permanent Secretary, as Deputy Chairman for the period from 1 April 2007 to 31 March 2008.

For further information please contact Karsten Biltoft on tel.: (+45) 33 63 60 21.

13.

DANISCO
First you add knowledge...

**21 March 2007 - 09:10**

# Danisco beefs up the meat industry

Innovative ingredients for processed meat and poultry add value and appeal



Succulent textures, great taste and natural protection are major benefits for meat products made with ingredient solutions from Danisco. At IFFA 2007 in Frankfurt from 5-10 May, the leading food ingredient company will present its latest value-adding opportunities.

Food safety is top of the agenda. Responding to the escalating demand for processed meat and poultry with a safer, healthier brand image, Danisco is now launching GUARDIAN™ Green Tea Extracts with natural antioxidative properties that preserve pure meat flavours throughout shelf life. In tests, cost-effective GUARDIAN™ Green Tea Extracts secure superior flavour and colour stability to more traditional technologies.

Manufacturers of dried and semi-dried cured meats can also obtain vital colour and flavour development using another of Danisco's natural solutions. TEXEL® DCM-1 Meat Culture optimises the quality of meats such as dried ham at low processing temperatures and, by helping to control nitrosamine generation, contributes to healthier end products in compliance with new EU rules.

Improving the quality of sausages and upgrading meat trimmings to high-value products, Danisco's innovative stabiliser systems are an efficient alternative to traditional stabilisers. Patent-pending GRINDSTED® Meatline 345 A stands out for its ability to stabilise fat emulsions in sausage processing, enabling the use of liquid vegetable oil and improving water-binding. Frankfurters and mortadella, for example, gain from a satisfying bite and texture, reduced cooking loss and minimal syneresis. Using GRINDSTED® MEATBINDER, manufacturers can bind odd-shaped meat pieces and trimmings to form high quality burgers, nuggets or medallions with a muscle-like structure - all on standard meat processing equipment.

Danisco has a complete range of solutions for the meat industry. To find out more, visit stand number 4.1 B 80 at IFFA.

For more information on food protection solutions:
Nathalie Brosse ( +33 6 77 79 76 33

For more information on stabilisers:
Anne Agger Sparsø ( +45 89 43 54 90

*With 10,500 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally.*

Printed Monday, 07 May 2007 from
http://danisco.com/cms/connect/corporate/media+relations/news/archive/2007/march/businessupdate_121_en.htm

14

DANISCO

First you add knowledge...



23 March 2007 - 09:00

# Danisco's Cultures division unveils in Science a breakthrough discovery of natural cellular protection against viruses

Today in Science, researchers from Danisco laboratories open new perspectives in the battle against viral infections with a publication of the results of their ground-breaking research on microbial acquired immunity.

Danisco's scientists have established for the first time the relationship between CRISPR and resistance against bacteriophages (bacterial viruses). CRISPR (Clustered Regularly Interspaced Short Palindromic Repeats) form peculiar regions in the genome of numerous bacterial species.

"These results represent a long searched and entirely natural solution to bacteriophage for all culture-using industries where phage attacks are causing downgraded product batches and significantly reduced yield", says Patrick Boyaval, Innovation Director in Dangé-Saint-Romain laboratories in France.

The research was carried out by an international team of Danisco scientists from R&D sites in France and the USA, in collaboration with Sylvain Moineau's research group from Université Laval, in Canada. It springs from the use of specific R&D platforms developed internally to analyse key strains widely used in the industry and naturally enhance their resistance against phages while retaining their functionalities.

Danisco will exploit these breakthrough findings on CRISPR and the related patent applications to develop food cultures with enhanced resistance to infections by bacteriophages. Such unique and improved commercial cultures should further strengthen Danisco's position as a world leader in Biotechnology.

**For more information about Danisco, please contact:**
Nathalie Brosse +33 6 77 79 76 33

**For more information on the scientific article, please contact:**
Philippe Horvath at philippe.horvath@danisco.com

**The article entitled "CRISPR provides acquired resistance against viruses in Prokaryotes" is available on-line in Science via this link.**

Rodolphe Barrangou,1 Christophe Fremaux,2 Hélène Deveau,3 Melissa Richards,1 Patrick Boyaval,2 Sylvain Moineau,3 Dennis A. Romero,1 Philippe Horvath2*

1 Danisco USA Inc., 3329 Agriculture Drive, Madison, WI 53716, USA
2 Danisco France SAS, BP10, F-86220 Dangé-Saint-Romain, France
3 Département de Biochimie et de Microbiologie, Faculté des Sciences et de Génie, Groupe de Recherche en Ecologie Buccale, Faculté de Médecine Dentaire, Félix d'Hérelle Reference Center for Bacterial Viruses, Université Laval, G1K 7P4 Québec, Canada

Read the full release in English

Read the full release in Danish

Printed Monday, 07 May 2007 from
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15.

DANISCO
First you add knowledge...

**30 March 2007 - 14:21**

## Danisco wins two innovation prizes

Danisco won this year's special award for user-driven innovation at the Innovation Cup and came in second in the category for Denmark's most innovative business in 2007.

Among the reasons for the award were that Danisco has a systematic follow-up on customer complaints, involves customers in the idea generation and collaborates with ethnographers, who observe consumer behaviour in order to get a deeper understanding of their needs.

'If you want to win market shares in the food ingredients area, you might just get that edge by knowing the difference between what consumers say and what they actually do,' said the judges' evaluation.

Innovation Cup builds on a method that measures the most important management parameters necessary to be successful with innovation. The model has been tested on 450 Danish private and public companies.

**For further information, please contact:**

Carl Johan Corneliussen, Media Relations Manager,
Tel.: + 45 32 66 29 26, mobile: +45 26 15 21 27

.......................................................................................................................................

16.

**DANISCO**

First you add knowledge...

**2 April 2007 - 12:00**

# Pig and poultry producers to gain additional benefits from new-generation phytase

In a decision set to deliver significant benefits to poultry and pig producers across Europe, The European Commission has granted Danisco Animal Nutrition an extension to the approval given to its phytase feed enzyme, Phyzyme XP under EU Regulation 1831/2003.



Liquid and granulate Phyzyme XP is now approved for use in broiler, layer, turkey, duck, sow, piglet and grower/finisher feeds.

Andrea Barletta, Danisco Animal Nutrition's Marketing Director welcomed the news, and commented:

"The EU's decision is good news for pig and poultry producers. This is the first phytase approved for use across all the main poultry species – including ducks.

Trials have shown that this new generation phytase offers superior value compared to traditional phytases, as it is at least 20% more effective in improving the digestibility of phosphorus and other nutrients contained in cereal grains, oil seed meals and their by-products.

"Phyzyme XP also reduces phosphorus excretion by more than 30%. This environmental benefit is particularly important during a time when concerns about pollution control are increasingly high on the agenda."

The launch of Phyzyme XP in the EU is complemented by a new service from Danisco Animal Nutrition. As a phytase optimisation tool, Phycheck™ brings opportunities to fully exploit the potential feed cost savings from using Phyzyme XP, without compromising animal performance.

The service employs a unique software model, built on extensive trials, which calculates specific matrix values for phosphorus, calcium, amino acids and energy by taking into account, for the first time, phytase dose rates, dietary phytate level and animal age.

Danisco Animal Nutrition, a division of the leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition. Its products are now widely used by poultry and pig producers throughout the world.

The company's mission is to deliver innovative, sustainable solutions that increase the efficiency and safety of the food production chain in an environmentally responsible way.

Further details are available at www.danisco.com/animalnutrition

**For further press information, please contact:**

Andrea Barletta,
Global Marketing Director,
Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley
Account Manager
Kendalls Communications
Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

**For a high resolution image of Andrea Barletta to illustrate this press release, please contact:**
julian.cooksley@kendallscom.co.uk

Printed Monday, 07 May 2007 from
http://danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2007/businessupdate_122_en.htm

17.

DANISCO

First you add knowledge...

**3 April 2007 - 08:48**

# Danisco promotes the authenticity of Italian cheeses with the launch of CHOOZIT™ SU CASU, a culture approved for Pecorino Sardo

Isolated from a large variety of sheep milk, whey ('scotta' in Italian) and pecorino cheese by Danisco experts, CHOOZIT™ SU CASU has been officially accredited and recognised fit for the production of Pecorino Sardo by the Consortium for DOP* Pecorino Sardo Protection.



With one of the most comprehensive range of ripening and lactic cultures for cheeses, Danisco assesses its role in maintaining a high level of biodiversity as well as promoting the artisan characteristics of traditional Italian cheeses.

After numerous microbial analysis made in collaboration with Prof. Deiana of the Department of Microbiology, University of Sassari and many trials using traditional processes, physical, chemical and sensorial evaluations resulted in the official Consortium approval of CHOOZIT™ SU CASU for the production of DOP Pecorino Sardo.

CHOOZIT™ SU CASU is a blend of lactic acid bacteria that can be used for manufacturing both variety of Pecorino Sardo:

- Mild Pecorino, a soft to semi-hard cheese with a compact texture and a ripening time of 20 to 60 days;
- Mature Pecorino, a hard cheese mostly used grated with a minimum 4-month ripening.

It was also successfully applied in the manufacture of other hard and semi-hard cheeses using sheep, goat, cow or mixed milks.
Italy accounts for about a fifth of all the DOP products in Europe.

* DOP stands for 'Denominazione d'Origine Protetta' and is guaranteed by the European Union.
CHOOZIT™ is a registered trademark of Danisco A/S

**For more information, please contact:**

Nathalie Brosse tel: +33 6 77 79 76 33

Printed Monday, 07 May 2007 from
http://danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2007/businessupdate_123_en.htm

18.

RECEIVED
2007 MAY 18 A 9:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DANISCO
First you add knowledge...

17 April 2007 - 13:04

# Patent dispute over SPEZYME® ETHYL settled as expected

**Notice no: 05/2007**

A settlement has been reached on the level of reasonable legal costs, incurred prejudgment interest etc. in the patent dispute over SPEZYME® ETHYL (see Stock Exchange Notice no. 2/2007 of 19 February 2007). Accordingly, Novozymes A/S will receive a total payment of USD 15.3 million inclusive of patent infringement damages of USD 8.2 million.

Concurrently, the parties have concluded an agreement on reciprocal waiving of the right to appeal the decision of the court of first instance and have agreed not to publish any details of the settlement.

The total amount, which is due for immediate payment, will not have an impact on earnings expectations for 2006/07 as provision was previously made for the amount.

Danisco releases its results for the financial year 2006/07 on 20 June 2007.

Yours faithfully

Tom Knutzen
CEO

**For further information, please contact:**
Investor Relations, Danisco A/S, tel. +45 3266 2912
Media Relations, Danisco A/S, tel. +45 3266 2913

Download this release in English in PDF format

Download this release in Danish in PDF format

Printed Monday, 07 May 2007 from
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19.

DANISCO

First you add knowledge...

**17 April 2007 - 13:00**

# Danisco Foundation awards three scholarships

The Danisco Foundation today awards three scholarships of DKK 50,000 in the form of a travelling scholarship and two general scholarships.

'The scholarships are intended to help the students complete their theses in the best way possible. Danisco also hopes to increase the interaction between the company and students of advanced food studies, many of whom may have a future at Danisco,' says Senior Vice President Leif Kjærgaard, Technology & Business Development at Danisco A/S.

The Danisco Foundation also grants a Danisco Award every year to a scientist or business keenly committed to improving the quality of food.

This year, the scholarships are awarded to students focusing on the interaction between various emulsifiers and stabilisers, interactions between proteins and bacterial polysaccharides as well as the cross field between molecular gastronomy and sensorics. The latter will deal with people's perception of meals during various restaurant visits.

Graduate students of advanced food studies at the Technical University of Denmark and the Faculty of Life Sciences of the University of Copenhagen can apply to the Danisco Foundation every year for scholarships to complete their theses.

The scholarships will be presented at an award ceremony today at Danisco's head office in Copenhagen.

**For further information, please contact:**

Annette Erichsen, Education Coordinator, Centre for Advanced Food Studies
Tel. +45 4525 2627

Carl Johan Corneliussen, Media Relations Manager
Tel. +45 3266 2926

Download the press release in English

Download the press release in Danish

Printed Monday, 07 May 2007 from
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20.

DANISCO

First you add knowledge...



19 April 2007 - 09:54

# Danisco eases trans-fat concerns - again

In a line extension, Danisco has launched a new emulsifier on the European market to ease the move towards hydrogenation-free oils and fats products.



A direct response to the trans-fatty acid debate, DIMODAN® NH Distilled Monoglyceride enables the oils & fats industry to smoothe over consumer concerns about hydrogenated fats at no expense to the quality of their end products.

Targeted at oils & fats applications such as retail margarine, low fat spreads, and industrial margarines, DIMODAN® NH 100 secures good spreadability, texture and stability, and in case of industrial margarine, cakes with the right volume and crumb structure.

"Based on positive market feedback on the recent launch of DIMODAN® NH Distilled Monoglyceride for bakery applications we are now ready with the next application areas where the oils & fats industry is an obvious next step" says Dorte Petersen, Regional Emulsifier Director at Danisco.

Trans-fats may develop when fats are subject to partial hydrogenation. Although trans-fatty acids are never present in fully hydrogenated fats, widespread coverage of the potential health implications has led some markets to equate any degree of hydrogenation with the trans fat risk.

"It is no longer enough to claim the elimination of trans-fats," Dorte Petersen continues. "We see an increasing market demand for emulsifiers where hydrogenation has not been used at all."

DIMODAN® NH 100 is just the latest product development from Danisco in response to trans- concerns. Last year saw the arrival of GRINDSTED® CRYSTALLIZER Emulsifier Blends, a range designed to improve capacity by optimising the crystallisation speed of trans-free fats.

The product is sold on the European market - for more informations please contact us.

Printed Monday, 07 May 2007 from
http://danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2007/Businessupdate_124_en.htm

21.

**DANISCO**

First you add knowledge...

RECEIVED

2007 MAY 18 A 9:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**19 April 2007 - 10:13**

# Danisco is ranked number 3 in survey

Dansico was recently ranked number 3, out of 20 major players, in the food and beverage industry, in regards to environmental and social performance in a study conducted by *oekom research*.

**oekom research** AKTIENGESELLSCHAFT

The German company, *oekom research AG*, is one of the world's leading providers of information on the social and environmental performance of companies, sectors and countries. oekom's clients are financial services companies with a total volume of EUR 4,5 billion managed on the basis of its sustainability research.

"We are very satisfied with the results of the study", says Søren Vogelsang, Vice President of Corporate Sustainable Development. "It gives us the opportunity to measure our performance against other companies in the food industry, and gives investors the assurance they need when deciding which companies to invest in."

Our performance in the study means that *oekom research AG* will recommend Danisco's tradable shares for environmental social-oriented investments to their clients.

Read more about *oekom research AG*

Printed Monday, 07 May 2007 from
http://danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2007/Businessupdate_125_en.htm

22.

DANISCO

First you add knowledge...

**20 April 2007 - 10:13**

# New sales organisation in Russia and Ukraine

As part of our strategy, we aim to strengthen our market position outside the EU-27 countries. Therefore, we will now intensify our sales efforts in Russia and Ukraine.

The future Danisco Seed sales in Russia will take place through a legal entity and a Russian organisation with premises in Moscow. Head of the new Russian organisation will be Mrs Olga Illyina, who has been em-ployed as Managing Director. Mrs Olga Illyina has a longstanding managerial experience within sugar beet seed sales and is therefore extremely familiar with this line of business. Our existing sales persons in the various regions will continue their work under the new management.

Dr Janos Keliger, who has been in charge of sales in Russia, will together with Dr Wilfried Schrank work on developing the Ukrainian market. Dr Keliger will continue to work from his office in Hungary.

**For further information, please contact:**

Niels H. Gram, President - Beet Seed, Danisco Seed, tel.: +45 54 60 60 31

23.

DANISCO

First you add knowledge...

**20 April 2007 - 14:00**

# Genencor celebrates opening of its Wuxi, China Production Facility

Genencor announced today that its new production facility, located in the Wuxi New High-Tech Industrial Park, has commenced operations. More than 300 guests attended a grand opening ceremony at the site that included company officials, key customers from China and Europe, Wuxi government representatives and members of the media.

The 20,000 square meter facility serves as the company's production, technology, applications and service center for the Asia Pacific region. The site, which is certified ISO 9001, Food Good Manufacturing Practices (GMP), Kosher and Halal, includes its own waste water treatment plant, warehouse, applications lab, canteen and office building.

"China is an important engine to propel the growth of the industrial enzyme market. By establishing this new facility, we plan to reinforce our commitment to continually invest resources to support our customers in this region," said Tjerk de Ruiter, chief executive officer, Genencor. "With this new facility, we can provide our customers with Genencor's high quality products, advanced technologies and services."

The Genencor site will use its advanced fermentation technology to produce a wide range of enzyme products for a number of markets including grain, food processing, industrial specialties, cleaning and textiles. Genencor fully supports a sustainable development strategy.

The site employs approximately 200 people. "A major reason for the successful start up of the new facility was due to our solid base of talented and experienced employees," said Carole Cobb, senior vice president, Supply. "Their commitment and dedication to the planning, implementation and start up of this new plant has been exemplary."

### For more information please contact

Angela Fan, tel.: +86 21 6235 0305, fax: +86 21 6235 0325

### About Genencor

Genencor, a division of Danisco A/S, is a leading industrial biotechnology company that develops innovative enzymes and bioproducts to improve the performance and reduce the environmental impact of the cleaning, textiles, fuels and chemicals industries.

Download the press release in English

Download the press release in Danish

24.

**DANISCO**

First you add knowledge...



**27 April 2007 - 10:45**

# Vegetable cream whips up a treat

Danisco's new emulsifier & stabiliser system creates an appealing alternative to dairy whipping cream.



Danisco has developed a new opportunity for the food industry to produce vegetable whipping cream with a dairy-like taste and great stability right through its shelf life.

GRINDSTED® WP 950 Emulsifier & Stabiliser System overcomes all the challenges manufacturers face when producing vegetable whipping cream. The final product is high in consumer appeal and significantly more stable at ambient temperatures than dairy whipping cream based on butterfat.

**Long-lasting decorations**
Vegetable whipping cream containing GRINDSTED® WP 950 exhibits excellent shape retention and resistence to syneresis, ideal for cake and dessert decorations. Frozen cakes and desserts are another key application due to the top freeze/thaw stability.

Superb whipping properties also create the possibility to maximise on overrun - an advantage resulting in lower production costs compared to the traditional dairy product.

**Easier processing**
In addition to enhancing quality, the system enables manufacturers to overcome well-known processing difficulties. Low viscosity is ensured and the formation of a cream plug avoided, all making a complex process considerably easier.

For more information on GRINDSTED® WP 950, contact our salesteam.

---

Printed Monday, 07 May 2007 from
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25.

RECEIVED

2007 MAY 18 A 9:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**DANISCO**

First you add knowledge...

**2 May 2007 - 15:13**

## April ice cream concept

This month, Danisco's Ice Cream Frozen Desserts innovation department has developed a Halva ice cream.



Halva are many distinct types of sweet confection across the Middle East, Central Asia, and South Asia. In Turkey, the Mediterranean and Balkan regions Halva is based on tahina (sesame seeds paste).

Halva may also be made from a variety of other ingredients, e.g. sunflower seeds, various nuts, beans and lentils. Halva usually has a distinctive dry texture.

The crumble halva is transformed into a thick ripple to add a new scent of the mysterious Orient to a delicious pistachio ice cream. CREMODAN® SE 09 Eco Emulsifier & Stabiliser System secures a rich, full-bodied ice cream with high melting resistance.

For hand-out in PDF format, to receive samples and for more information, please contact us

*Danisco's Ice Cream & Frozen Desserts innovation department has a vast knowledge of technical and trend related issues. Danisco has more than 50 years experience in solving the challenges that ice cream producers meet. Danisco's monthly ice cream concepts help customers identify the key trends within the frozen desserts market.*

Printed Monday, 07 May 2007 from
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26.

**DANISCO**

First you add knowledge...



**2 May 2007 - 13:53**

# Warrant programme: Issue of new shares

**Notice no: 06/2007**

In 2002/03 Danisco set up a warrant programme covering more than 6,300 of Danisco's employees. In the seventh exercise period from 20 March 2007 to 17 April 2007 around 2% of the employees decided to exercise their warrants, bringing the total percentage of employees who have exercised their warrants to 92%. The majority chose the option of cash settlement while a small number chose to subscribe for new shares.

At the due date for payment on 1 May 2007, the employees had subscribed and paid for 3,325 shares at a price of DKK 299 in accordance with the warrant programme, and on 2 May 2007 Danisco effected a capital increase of 3,325 shares of DKK 20 nominal value, equivalent to a nominal capital increase of DKK 66,500. The share capital is increased from DKK 978,569,900 (corresponding to 48,928,495 shares of DKK 20 nominal value) to DKK 978,636,400 (corresponding to 48,931,820 shares of DKK 20 nominal value).

Yours faithfully

Tom Knutzen
CEO

**For further information, please contact:**

Investor Relations, Danisco A/S
Tel.: +45 3266 2912, e-mail: investor@danisco.com

Media Relations, Danisco A/S
Tel.: +45 3266 2913, e-mail: info@danisco.com

Download this release in English in PDF format

Download this release in Danish in PDF format

Printed Monday, 07 May 2007 from
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27.

DANISCO

First you add knowledge...



**2 May 2007 - 18:18**

# Market rumours regarding sale of Flavours Division

**Notice no. 07/2007**

Danisco confirms that negotiations are going on concerning a possible sale of the Flavours Division.

Further information to our investors and employees is expected within the next week.

Yours faithfully

Tom Knutzen
CEO

**For further information, please contact:**
Investor Relations, Danisco A/S
Tel.: +45 3266 2912, e-mail: investor@danisco.com

Media Relations, Danisco A/S
Tel.: +45 3266 2913, e-mail: info@danisco.com

Download this release in English in PDF format.

Download this release in Danish in PDF format.

28.

**DANISCO**

First you add knowledge...

**3 May 2007 - 19:03**

# Danisco signs agreement on the divestment of Flavours and enters strategic partnership with Firmenich

**Notice No. 8/2007**

- The divestment of Flavours to Firmenich is based on an enterprise value of DKK 3.36 billion
- Strategic partnership agreement with Firmenich – a world leader with flavours and fragrances
- Enhanced focus on growth in Bio Ingredients and Texturants & Sweeteners
- Share buyback at the level of DKK 500 million once the divestment has been concluded

Danisco has entered into an agreement on the divestment of Flavours to Firmenich, a world leader with flavours and fragrances. An enterprise value for the activities has been agreed at DKK 3.36 billion, corresponding to 2.2 times revenue in 2006/07. The agreement is subject to approvals by the relevant authorities in a number of countries. The agreement is expected to be concluded around the end of June 2007.

At the same time, Danisco and Firmenich are entering a strategic partnership, which will provide unique and comprehensive solutions for the food industry. The agreement allows for Danisco maintaining a unique product offering for its customers and for a strengthening of the position of both parties in the food industry.

Danisco's leading global market position in ingredients used in food as well as industrial applications has been boosted over relatively few years through organic growth and several acquisitions. The acquisitions of Rhodia Food Ingredients (cultures) in 2004 and Genencor (enzymes) in 2005 were major events enforcing Danisco's market position and strengthening our biotechnology platform.

Danisco has managed to obtain a global market position as no. 1, 2 or 3 within Bio Ingredients and Texturants & Sweeteners. During the same period, a major consolidation has taken place within the flavours and fragrance industry. With revenue in Flavours of approx. 1.5 billion in 2006/07, corresponding to only 2-3% of the world market, Danisco's market position in this ingredients area is limited compared with the largest players. Flavours currently employs some 800 employees, or less than 8% of the total staff in Danisco.

### Unfolding the potential: Enhanced focus on growth in Bio Ingredients and Texturants & Sweeteners

The divestment of Flavours should be seen as a value-creating and forward-looking initiative. The new ownership will create a critical mass for the activity and the strategic partnership allows us to further capitalise on Danisco's global sales and applications organisation in close cooperation with Firmenich. In addition, financial as well as managerial resources will be released with a view to increasing growth in Bio Ingredients and Texturants & Sweeteners, both enjoying a strong technology platform and market position.

As a natural next step in 'Unfolding the potential', an accelerated process is being launched to identify additional growth initiatives based on Bio Ingredients and Texturants & Sweeteners. The divestment of Flavours will necessitate a resource

adjustment, however, the basic objectives of 'Unfolding the potential' will remain unchanged.

### Accounting facts

The accounting gain is estimated at around DKK 0.4 billion after an expected tax expense of DKK 0.4 billion. This tax expense is caused by the fact that the transaction to a large extent involves activities that are integrated in the legal entities of the Danisco group. The released invested capital of around DKK 2.4 billion covers goodwill and operating assets including working capital in equal measure. In consequence of the transaction, Flavours will be recognised in the accounts for Q1 2007/08 under discontinued operations, and the accounting gain will be recognised under special items.

### Planned share buyback

Proceeds after tax are expected at DKK 2.9 billion and will consequently reduce Danisco's debt significantly. The group's financial gearing expressed as net interest-bearing debt compared with EBITDA will as a consequence of the transaction fall to the lower end of the financial gearing target range of 3.0 – 4.5. Share buybacks at the level of DKK 500 million are expected to be launched once the divestment of Flavours is concluded during the first six months of 2007/08. It should be noted that the group's capital structure is regularly evaluated in order to ensure an optimal balance between the group's gearing, strategic initiatives and financial scope.

### Outlook

The outlook for 2006/07 is maintained and the Announcement of Results is released on 20 June 2007, where, as planned, the outlook for the present financial year will be announced.

### Telephone conference

A telephone conference for investors, analysts and the press will be held on Monday at 9:00 am. It will be possible to follow the conference from our website. The telephone number for participation in the telephone conference is: +353 1 436 4265.

### Firmenich

Firmenich is the largest privately-owned company in the perfume and flavour business and ranks among the world's top three in the industry. Founded in Geneva, Switzerland, in 1895, it has built its reputation on its innovation, creativity and entrepreneurial spirit as global flavours partner to the leading manufacturers of food, beverages, confectionery, dairy and pharmaceuticals. The company had CHF 2.3 billion in annual revenue at end June 2006 and employs 4,800 people. www.firmenich.com

### Danisco Flavours

Danisco's Flavours Division develops and produces a vast range of natural and nature-identical flavours for the global food & beverage industry as well as speciality chemicals and natural extracts for the flavour and fragrance industry. The division is one of the world's leading producers of dairy flavours, vanilla, citrus and coffee flavours. As an international flavour house with flavour creation and application centres in strategic locations worldwide, we are able to combine technical and creative flavour skills with our extensive knowledge of food ingredients and tailoring our products to the requirements of individual customers. In 2006/07 Danisco's Flavours Division recorded revenue of approx. DKK 1.5 billion and employed some 800 people.

Yours faithfully

Tom Knutzen
CEO

**For further information, please contact:**

Investor Relations, Danisco A/S, tel. +45 32 66 29 12
Media Relations, Danisco A/S, tel. +45 32 66 29 13

Read this release in English in PDF format

Read this release in Danish in PDF format

Printed Monday, 07 May 2007 from
http://danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2007/investor_214_en.htm

29.

DANISCO

First you add knowledge...

**7 May 2007 - 09:00**

# Danisco invests in feed enzyme manufacturing in China

Danisco has announced that Genencor, a division of Danisco A/S, has commenced operations of its new production facility, located in Wuxi, China.

The new facility will use advanced fermentation technology to produce a wide range of enzyme products for a number of markets including animal feed, grain, food processing, industrial specialties, cleaning and textiles. The site is ISO 9001, Food Good Manufacturing Practices (GMP), Kosher and Halal certified.

More than 300 guests attended a grand opening ceremony at the site that included company officials, key customers from China and Europe, representatives from Wuxi Government and the Chinese Ministry of Agriculture, and members of the media.

"China is an important engine to propel the growth of the industrial enzyme market. By establishing this new facility, we plan to reinforce our commitment to continually invest resources to support our customers in this region," said Tjerk de Ruiter, chief executive officer, Genencor. "With this new facility, we can provide our customers with Genencor's high quality products, advanced technologies and services."

Danisco Animal Nutrition, a division of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition.

Its products are now widely used by poultry and pig producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase the efficiency and safety of the food production chain in an environmentally responsible way. Further details are available at: www.danisco.com/animalnutrition.

**For further information, please contact:**

Andrea Barletta
Global Marketing Director
Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley
Account Manager
Kendalls Communications
Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

---

Printed Monday, 07 May 2007 from
http://danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2007/businessupdate_128_en.htm

30.

DANISCO

First you add knowledge...

RECEIVED
2007 MAY 18 A 9:
FFICE OF INTER...
CORPORATE F...

**10 May 2007 - 11:13**

# Danisco presents a superfruit flavour

Açai berry flavours - the healthiest taste in the rainforest



Danisco has captured the exclusive taste of the small Brazilian açai berry in a new range of convenient and high quality flavours. Hailed one of the most powerful sources of nutrition in the world, the açai berry is brimful of antioxidants, amino acids, essential fatty acids, proteins, iron, fiber and other vitamins and minerals.

Danisco açai berry flavours provide the taste delivery necessary to secure the berry's lasting commerical success and mask the slightly metallic taste of the raw fruit. The sweet, pleasant flavour, slightly reminiscent of chocolate, is perfect for adding a juicy, tropical touch to dairy, ice cream, beverage and confectionery products.

Regarded by many as one of the top 10 superfoods for promoting ageless beauty, the deep purple açai berry has been used by native South Americans for centuries to treat digestive disorders and skin conditions.

For more information, please contact:
Irene.Tan@danisco.com
Singapore - +65 6511 5600

Printed Wednesday, 16 May 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2007/businessupdate_130_en.htı

31.

DANISCO

First you add knowledge...



11 May 2007 - 16:00

# Genencor launches MANNASTAR™ product, a new detergent enzyme specially designed to target stains like chocolate ice cream and salad dressing

Genencor announced today the availability of a new bright cleaning enzyme product that targets the removal of mannans from fabrics.

Genencor's MannaStar™ enzyme provides detergent manufacturers around the world the opportunity to increase their products' performance to match or exceed the leading high end detergent brands in variable wash conditions.

Mannans, of which guar and locust bean gum are among the most common, are used as thickeners and for gel texture in food and cosmetics. They can be found in an increasing number of consumer products, including ice cream, barbecue sauce, processed foods, salad dressing, hair styling aids and make up.

These gums can act as glue for other soils resulting in the formation of visible stains and generally making the fabric appear dull. Traditional detergent ingredients work on the visible part of these stains, but generally cannot remove the source of these stains - the mannan "glue."

In tests conducted by Genencor and independent laboratories, the addition of MannaStar to detergents resulted in significant removal of frequently occurring tough mannan stains.

In full scale washing tests, MannaStar was added to a typical color detergent containing protease and amylase enzymes.

On soils containing mannans, like salad dressing and chocolate ice cream, the tests demonstrated that clothes washed with MannaStar containing formulations were dramatically cleaner than MannaStar free detergent.

"By using MannaStar you target the 'core of the stain', making other detergent ingredients more effective," said Floris Luger, vice president of Fabric and Household Care for Genencor.

"The broad cleaning power of MannaStar will enhance the performance of almost any detergent. Even at low dosages the effect is clearly visible, making this enzyme affordable to detergent manufacturers across the globe."

MannaStar is available in granular form. These granules are safer to handle than dusty powders and have improved features for easy blending and storage stability.

To find out more about MannaStar, our bright cleaning enzyme, please visit our website at www.genencor.com or contact your Genencor representative.

**For further information, please contact:**

Ana Maria Bravo-Angel, +31 71 5686168

### About Genencor

Genencor, a Danisco Division, is a leading industrial biotechnology enterprise that develops innovative enzymes and bioproducts to improve the performance

and reduce the environmental impact of the cleaning, textiles, fuels, and chemicals industries.

Read the full release in English in PDF format here

Printed Wednesday, 16 May 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/press+releases/2007/pressrelease_389_en.htm

/.

DANISCO

First you add knowledge...



**19 February 2007 - 08:25**

# Ruling in enzyme patent infringement case

A court in Delaware, USA, has ruled in the SPEZYME® ETHYL patent infringement case regarding the claim for damages (see Notice to the stock exchange no. 12/2006 of 25 August 2006)

**Notice no. 02/2007**

Under the ruling, Danisco is liable to pay damages, in the form of a royalty, of a total of USD 8.2 million plus interest and a share of the opposing party's legal fees.

The parties have ten days to agree on a form of judgement reflecting this decision. Either party may appeal within 30 days after the final judgement is entered by the Court. Danisco will now assess the legal reasoning of the decisions with regard to the question of liability and damages.

Danisco has no further comments regarding this case, as it is still pending.

Yours faithfully,

Tom Knutzen
CEO

**For further information, please contact:**

Investor Relations, Danisco A/S, tel. +45 3266 2912
Media Relations, Danisco A/S, tel. +45 3266 2913

**Related link:**

Notice to the stock exchange no. 12/2006 of 25 August 2006.

Download this release in PDF format in English.

Download this release in PDF format in Danish.

---

Printed Monday, 07 May 2007 from
http://danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2007/investor_208_en.htm

2.

DANISCO

First you add knowledge...



**23 February 2007 - 09:25**

# The European Commission announces quota reduction

The European Commission decided yesterday to introduce a temporary quota reduction of approximately 2 million tonnes of sugar for the 2007/08 campaign.

**Notice no. 3/2007**

This is equivalent to an average of 12% of the total EU sugar quota, taking into account countries already having sold quotas back to the EU. The quota reduction is introduced to bring down the massive sugar surplus in Europe, which is a result of the voluntary quota renunciation under the EU restructuring fund being far from the expected level.

Danisco sees the decision of the European Commission as a necessary step to restore the balance on the market, but Danisco would have liked a permanent quota reduction, which could have restored the market balance faster.

The announced temporary quota reduction will have a significant impact on earnings in the sugar division in the coming financial year, but it will have no influence on the results of the 2006/07 financial year.

The restructuring of Danisco's sugar production aimed at adjusting activities to the new EU sugar regime is progressing according to plan, with three factory closures completed as planned and the integration of administrative functions in Denmark and Sweden being well underway.

Danisco sustains its long-term expectations for future sugar revenue of around DKK 5.5 billion and an EBIT margin of minimum 10%, once the market balance has been restored.

Danisco releases results for Q3 2006/07 on 20 March 2007.

Yours faithfully

Tom Knutzen
CEO

**For further information, please contact:**

Mogens Granborg, Executive Vice President, Danisco A/S, tel. +45 3266 2000
Investor Relations, Danisco A/S, tel.: + 45 3266 2912
Media Relations, Danisco A/S, tel.: + 45 3266 2913

Download this release in English in PDF format

Download this release in Danish in PDF format

Printed Monday, 07 May 2007 from
http://danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2007/investor_209_en.htm

3

DANISCO

First you add knowledge...



**20 March 2007 - 11:15**

# 9M results announcement

Announcement of results for 9M 2006/07 (1 May 2006 - 31 January 2007)

**Notice no: 04/2007**

### Performance as anticipated

In the first three quarters of 2006/07 Danisco recorded revenue of DKK 15,220 million, EBIT before special items of DKK 1,620 million and consolidated profit after tax of DKK 806 million. At group and segment level, profit and cash flows were as anticipated. Free cash flow was DKK 1,439 million. In Q3 an additional DKK 40 million provision was expensed to cover damages in the SPEZYME® ETHYL patent infringement case as well as DKK 105 million in Sugar to cover the quota reduction restructuring levy for 2006/07 to the EU.

### Highlights

- EBIT margin in Ingredients year-to-date up 0.7 percentage points to 12.9%
- All ingredients divisions recorded an EBIT margin improvement in Q3 on last year – patent case provision excluded
- Several efficiencies launched in production structure and technology platform
- Xylitol capacity to be gradually expanded during 2007
- Sugar on track with earnings expectations for 2006/07
- The European Commission has cut sugar quotas by 12% for 2007/08, and as a result Sugar expects EBIT of around DKK 300 million in 2007/08. Long-term earnings expectations for Sugar unchanged

### Outlook for 2006/07 consolidated profit

Revenue is expected at around DKK 20.75 billion against previously around DKK 21 billion, with Ingredients now expected to record revenue slightly under DKK 13.75 billion as the increased focus on the profit margin has resulted in slightly lower organic growth. Sugar revenue is expected at slightly over DKK 7.0 billion due to lower export sales. EBITDA before special items and share-based payments is maintained at around DKK 3,300 million. In Ingredients, EBITDA is reduced by DKK 25 million to around DKK 2,525 million due to a DKK 40 million provision relating to the SPEZYME® ETHYL patent dispute, while EBITDA in Sugar is adjusted from around DKK 900 million to around DKK 950 million. The outlook for consolidated profit before share-based payments and after special items is changed from around DKK 1.0 billion to slightly over DKK 1.0 billion.

Read the full 9M report in English here

Read the full 9M report in Danish here

---

Printed Monday, 07 May 2007 from
http://danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2007/investor_210_en.htm

4.

**DANISCO**

First you add knowledge...



**17 April 2007 - 13:04**

# Patent dispute over SPEZYME® ETHYL settled as expected

**Notice no: 05/2007**

A settlement has been reached on the level of reasonable legal costs, incurred prejudgment interest etc. in the patent dispute over SPEZYME® ETHYL (see Stock Exchange Notice no. 2/2007 of 19 February 2007). Accordingly, Novozymes A/S will receive a total payment of USD 15.3 million inclusive of patent infringement damages of USD 8.2 million.

Concurrently, the parties have concluded an agreement on reciprocal waiving of the right to appeal the decision of the court of first instance and have agreed not to publish any details of the settlement.

The total amount, which is due for immediate payment, will not have an impact on earnings expectations for 2006/07 as provision was previously made for the amount.

Danisco releases its results for the financial year 2006/07 on 20 June 2007.

Yours faithfully

Tom Knutzen
CEO

**For further information, please contact:**

Investor Relations, Danisco A/S, tel. +45 3266 2912
Media Relations, Danisco A/S, tel. +45 3266 2913

Download this release in English in PDF format

Download this release in Danish in PDF format

5.

DANISCO
First you add knowledge...



**2 May 2007 - 13:53**

# Warrant programme: Issue of new shares

**Notice no: 06/2007**

In 2002/03 Danisco set up a warrant programme covering more than 6,300 of Danisco's employees. In the seventh exercise period from 20 March 2007 to 17 April 2007 around 2% of the employees decided to exercise their warrants, bringing the total percentage of employees who have exercised their warrants to 92%. The majority chose the option of cash settlement while a small number chose to subscribe for new shares.

At the due date for payment on 1 May 2007, the employees had subscribed and paid for 3,325 shares at a price of DKK 299 in accordance with the warrant programme, and on 2 May 2007 Danisco effected a capital increase of 3,325 shares of DKK 20 nominal value, equivalent to a nominal capital increase of DKK 66,500. The share capital is increased from DKK 978,569,900 (corresponding to 48,928,495 shares of DKK 20 nominal value) to DKK 978,636,400 (corresponding to 48,931,820 shares of DKK 20 nominal value).

Yours faithfully

Tom Knutzen
CEO

**For further information, please contact:**

Investor Relations, Danisco A/S
Tel.: +45 3266 2912, e-mail: investor@danisco.com

Media Relations, Danisco A/S
Tel.: +45 3266 2913, e-mail: info@danisco.com

Download this release in English in PDF format

Download this release in Danish in PDF format

Printed Monday, 07 May 2007 from
http://danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2007/investor_212_en.htm

6.

DANISCO

First you add knowledge...

**2 May 2007 - 18:18**

# Market rumours regarding sale of Flavours Division

**Notice no. 07/2007**

Danisco confirms that negotiations are going on concerning a possible sale of the Flavours Division.

Further information to our investors and employees is expected within the next week.

Yours faithfully

Tom Knutzen
CEO

**For further information, please contact:**

Investor Relations, Danisco A/S
Tel.: +45 3266 2912, e-mail: investor@danisco.com

Media Relations, Danisco A/S
Tel.: +45 3266 2913, e-mail: info@danisco.com

Download this release in English in PDF format.

Download this release in Danish in PDF format.

7.

DANISCO

First you add knowledge...

**3 May 2007 - 19:03**

# Danisco signs agreement on the divestment of Flavours and enters strategic partnership with Firmenich

**Notice No. 8/2007**

- The divestment of Flavours to Firmenich is based on an enterprise value of DKK 3.36 billion
- Strategic partnership agreement with Firmenich – a world leader with flavours and fragrances
- Enhanced focus on growth in Bio Ingredients and Texturants & Sweeteners
- Share buyback at the level of DKK 500 million once the divestment has been concluded

Danisco has entered into an agreement on the divestment of Flavours to Firmenich, a world leader with flavours and fragrances. An enterprise value for the activities has been agreed at DKK 3.36 billion, corresponding to 2.2 times revenue in 2006/07. The agreement is subject to approvals by the relevant authorities in a number of countries. The agreement is expected to be concluded around the end of June 2007.

At the same time, Danisco and Firmenich are entering a strategic partnership, which will provide unique and comprehensive solutions for the food industry. The agreement allows for Danisco maintaining a unique product offering for its customers and for a strengthening of the position of both parties in the food industry.

Danisco's leading global market position in ingredients used in food as well as industrial applications has been boosted over relatively few years through organic growth and several acquisitions. The acquisitions of Rhodia Food Ingredients (cultures) in 2004 and Genencor (enzymes) in 2005 were major events enforcing Danisco's market position and strengthening our biotechnology platform.

Danisco has managed to obtain a global market position as no. 1, 2 or 3 within Bio Ingredients and Texturants & Sweeteners. During the same period, a major consolidation has taken place within the flavours and fragrance industry. With revenue in Flavours of approx. 1.5 billion in 2006/07, corresponding to only 2-3% of the world market, Danisco's market position in this ingredients area is limited compared with the largest players. Flavours currently employs some 800 employees, or less than 8% of the total staff in Danisco.

### Unfolding the potential: Enhanced focus on growth in Bio Ingredients and Texturants & Sweeteners

The divestment of Flavours should be seen as a value-creating and forward-looking initiative. The new ownership will create a critical mass for the activity and the strategic partnership allows us to further capitalise on Danisco's global sales and applications organisation in close cooperation with Firmenich. In addition, financial as well as managerial resources will be released with a view to increasing growth in Bio Ingredients and Texturants & Sweeteners, both enjoying a strong technology platform and market position.

As a natural next step in 'Unfolding the potential', an accelerated process is being launched to identify additional growth initiatives based on Bio Ingredients and Texturants & Sweeteners. The divestment of Flavours will necessitate a resource

adjustment, however, the basic objectives of 'Unfolding the potential' will remain unchanged.

**Accounting facts**

The accounting gain is estimated at around DKK 0.4 billion after an expected tax expense of DKK 0.4 billion. This tax expense is caused by the fact that the transaction to a large extent involves activities that are integrated in the legal entities of the Danisco group. The released invested capital of around DKK 2.4 billion covers goodwill and operating assets including working capital in equal measure. In consequence of the transaction, Flavours will be recognised in the accounts for Q1 2007/08 under discontinued operations, and the accounting gain will be recognised under special items.

**Planned share buyback**

Proceeds after tax are expected at DKK 2.9 billion and will consequently reduce Danisco's debt significantly. The group's financial gearing expressed as net interest-bearing debt compared with EBITDA will as a consequence of the transaction fall to the lower end of the financial gearing target range of 3.0 – 4.5. Share buybacks at the level of DKK 500 million are expected to be launched once the divestment of Flavours is concluded during the first six months of 2007/08. It should be noted that the group's capital structure is regularly evaluated in order to ensure an optimal balance between the group's gearing, strategic initiatives and financial scope.

**Outlook**

The outlook for 2006/07 is maintained and the Announcement of Results is released on 20 June 2007, where, as planned, the outlook for the present financial year will be announced.

**Telephone conference**

A telephone conference for investors, analysts and the press will be held on Monday at 9:00 am. It will be possible to follow the conference from our website. The telephone number for participation in the telephone conference is: +353 1 436 4265.

**Firmenich**

Firmenich is the largest privately-owned company in the perfume and flavour business and ranks among the world's top three in the industry. Founded in Geneva, Switzerland, in 1895, it has built its reputation on its innovation, creativity and entrepreneurial spirit as global flavours partner to the leading manufacturers of food, beverages, confectionery, dairy and pharmaceuticals. The company had CHF 2.3 billion in annual revenue at end June 2006 and employs 4,800 people. www.firmenich.com

**Danisco Flavours**

Danisco's Flavours Division develops and produces a vast range of natural and nature-identical flavours for the global food & beverage industry as well as speciality chemicals and natural extracts for the flavour and fragrance industry. The division is one of the world's leading producers of dairy flavours, vanilla, citrus and coffee flavours. As an international flavour house with flavour creation and application centres in strategic locations worldwide, we are able to combine technical and creative flavour skills with our extensive knowledge of food ingredients and tailoring our products to the requirements of individual customers. In 2006/07 Danisco's Flavours Division recorded revenue of approx. DKK 1.5 billion and employed some 800 people.

Yours faithfully

Tom Knutzen
CEO

**For further information, please contact:**

Investor Relations, Danisco A/S, tel. +45 32 66 29 12
Media Relations, Danisco A/S, tel. +45 32 66 29 13

Read this release in English in PDF format

Read this release in Danish in PDF format

Printed Monday, 07 May 2007 from
http://danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2007/investor_214_en.htm

/.



DANISCO

First you add knowledge...

19 February 2007 - 08:25

# Ruling in enzyme patent infringement case

A court in Delaware, USA, has ruled in the SPEZYME® ETHYL patent infringement case regarding the claim for damages (see Notice to the stock exchange no. 12/2006 of 25 August 2006)

**Notice no. 02/2007**

Under the ruling, Danisco is liable to pay damages, in the form of a royalty, of a total of USD 8.2 million plus interest and a share of the opposing party's legal fees.

The parties have ten days to agree on a form of judgement reflecting this decision. Either party may appeal within 30 days after the final judgement is entered by the Court. Danisco will now assess the legal reasoning of the decisions with regard to the question of liability and damages.

Danisco has no further comments regarding this case, as it is still pending.

Yours faithfully,

Tom Knutzen
CEO

**For further information, please contact:**

Investor Relations, Danisco A/S, tel. +45 3266 2912
Media Relations, Danisco A/S, tel. +45 3266 2913

**Related link:**

Notice to the stock exchange no. 12/2006 of 25 August 2006.

Download this release in PDF format in English.

Download this release in PDF format in Danish.

Printed Monday, 07 May 2007 from
http://danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2007/investor_208_en.htm

2.



DANISCO
First you add knowledge...

**21 February 2007 - 12:57**

## Danisco can now offer organic products for US customers

Danisco USA, Inc. is proud to announce the organic certification of the St. Joseph, MO (USA) blending facility.



After extensive preparation and execution of stringent requirements, Danisco was awarded organic certification on February 15, 2007 from Quality Assurance International (QAI).

Danisco will now be able to serve and supply the growing demand for organic products in the Dairy, Ice cream, and Frozen Dessert industries within the United States.

The Organic market has experienced double digit growth and now has an estimated market value of $16 Billion USD. One major segment of growth within the organic food market is dairy, which grew 23.5% from 2005 to 2006.

Seventy three percent of the US population states they purchase organic products 'occasionally', while 23% of the US population purchase organic products weekly.

Overall, organic consumer purchases equates to $0.10 of every $1.00 spent on food. Danisco recognizes the value in fulfilling the growing demand for organic products in the dairy industry and it welcomes the opportunities to partner with our customers in meeting the needs of the organic dairy consumer.

For more information please contact your sales representative

Printed Monday, 07 May 2007 from
http://danisco.com/cms/connect/corporate/media+relations/news/archive/2007/february/businessupdate_115_en.htm

3.

**DANISCO**

First you add knowledge...

**23 February 2007 - 09:25**

# The European Commission announces quota reduction

The European Commission decided yesterday to introduce a temporary quota reduction of approximately 2 million tonnes of sugar for the 2007/08 campaign.

**Notice no. 3/2007**

This is equivalent to an average of 12% of the total EU sugar quota, taking into account countries already having sold quotas back to the EU. The quota reduction is introduced to bring down the massive sugar surplus in Europe, which is a result of the voluntary quota renunciation under the EU restructuring fund being far from the expected level.

Danisco sees the decision of the European Commission as a necessary step to restore the balance on the market, but Danisco would have liked a permanent quota reduction, which could have restored the market balance faster.

The announced temporary quota reduction will have a significant impact on earnings in the sugar division in the coming financial year, but it will have no influence on the results of the 2006/07 financial year.

The restructuring of Danisco's sugar production aimed at adjusting activities to the new EU sugar regime is progressing according to plan, with three factory closures completed as planned and the integration of administrative functions in Denmark and Sweden being well underway.

Danisco sustains its long-term expectations for future sugar revenue of around DKK 5.5 billion and an EBIT margin of minimum 10%, once the market balance has been restored.

Danisco releases results for Q3 2006/07 on 20 March 2007.

Yours faithfully

Tom Knutzen
CEO

**For further information, please contact:**

Mogens Granborg, Executive Vice President, Danisco A/S, tel. +45 3266 2000
Investor Relations, Danisco A/S, tel.: + 45 3266 2912
Media Relations, Danisco A/S, tel.: + 45 3266 2913

Download this release in English in PDF format

Download this release in Danish in PDF format

H.

DANISCO

First you add knowledge...



27 February 2007 - 16:26

# Danisco Animal Nutrition further strengthens its sales and technical team

Danisco Animal Nutrition has announced two new appointments to its sales and technical team. Dr Peter Plumstead has been appointed as Global Technical Services Manager and Mr Ed Wyatt as Sales Manager in the USA.

Following a B.S. Agric (Honours) in Animal Science at the University of Pretoria, South Africa, Dr Plumstead was a Senior Nutritionist with the Meadow Feeds Group, South Africa's largest feed manufacturer. He subsequently worked as Research Assistant to Dr John Brake in the Department of Poultry Science at North Carolina State University, where he recently completed a Ph.D in Nutrition and Poultry Science. Dr Plumstead will be based at Danisco Animal Nutrition's headquarters in Marlborough, England and reports to Dr Gary Partridge, Global Technical Services Director.

Mr Ed Wyatt, who has been appointed Sales Manager for Danisco Animal Nutrition in the USA, will be based in Brentwood, Tennessee and reports to Joe Slattery, Business Manager. Mr Wyatt, who gained a Master's Degree in Business Management at Birmingham Southern College, was previously a Senior Account Manager in the animal nutrition sector, responsible for business development in the Mid-Atlantic, Northeast and Ontario, Canada. He has also held senior purchasing positions with Conagra and Marshall Durbin Company.

**For further information, please contact:**

Andrea Barletta, Global Marketing Director, Danisco Animal Nutrition
Tel: +44 (0) 1672 517777 Email: andrea.barletta@danisco.com
Julian Cooksley, Account Manager, Kendalls Communications
Tel: +44 (0) 1394 610022 Email: julian.cooksley@kendallscom.co.uk

Printed Monday, 07 May 2007 from
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5.

DANISCO

First you add knowledge...

**2 March 2007 - 13:22**

## February ice cream concept

This month, Danisco's Ice Cream Frozen Desserts innovation department has developed Samur-Ice - a Japanese Sesame Lacto-ice.



In Japan lacto-ice is a special frozen desserts category which contains low MSNF levels. According to Japanese legislation it is simply required that a lacto-ice has an MSNF content of not less than 3.0%.

Sesame flavour is very popular in Japan, and lot of sesame ice creams and frozen desserts are available on the Japanese market.

We have made a sesame lacto-ice with 5% sesame paste, and it has been prepared with CREMODAN® SE 708 in order to improve creaminess.

For hand-out in PDF format, to receive samples and for more information, please contact your usual Danisco representative. - Click here

*Danisco's Ice Cream & Frozen Desserts innovation department has a vast knowledge of technical and trend related issues. Danisco has more than 50 years experience in solving the challenges that ice cream producers meet. Danisco's monthly ice cream concepts help customers identify the key trends within the frozen desserts market.*

Printed Monday, 07 May 2007 from
http://danisco.com/cms/connect/corporate/media+relations/news/archive/2007/february/businessupdate_116_en.htm

6.

**DANISCO**

First you add knowledge...

**7 March 2007 - 08:30**

# New coating technology offers unrivalled phytase thermostability and performance

Danisco Animal Nutrition has launched a new highly-thermostable phytase (Phyzyme XP TPT), which is claimed to be the most heat stable phytase on the market.

New Thermo Protection Technology (TPT) developed by Danisco ensures that the phytase maintains efficacy after exposure to feed conditioning and pelleting temperatures of up to 95°C (203°F). TPT applies to the phytase enzyme a coating which delivers unrivalled protection from the high temperatures that typically occur during the feed pelleting process, while rapidly releasing the enzyme activity in the animal's gut, without compromising animal performance.

Independent pelleting trials conducted at Technological Institute, Kolding in Denmark showed consistently high stability after conditioning and pelleting at temperatures up to 95°C (203°F). The thermostable phytase was included in feed prior to conditioning and pelleting at temperatures of 90°C (194°F) or 95°C (203°F). The phytase activity present in the feed before and after conditioning/pelleting was analysed and compared. The phytase activity remaining in the feed after conditioning and pelleting was 99% at 90°C and 96% at 95°C when expressed on a relative basis to the unprocessed mash feed.

The trials also compared the thermostability of Phyzyme XP TPT to another commercially available phytase product which is claimed to have similar thermostable properties. In contrast, the corresponding phytase activity remaining in the feed after conditioning/pelleting was 70-75% at 90-95°C for this product.

Dr Andrew Harker, Danisco's Marketing and Technical Services Director, commented: "Proven enzyme thermostability remains a key requirement for our customers. This new coating technology delivers a free-flowing, dust-free phytase granulate that can be used easily and confidently in the vast majority of feed manufacturing processes globally. Coupled with the leading-edge performance of this new generation phytase feed enzyme, which is proven to deliver at least 20% greater efficacy than traditional phytases, Phyzyme XP TPT offers unrivalled thermostability, performance and value."

The phytase market is estimated to be worth more than $200 million, growing at a rate of over 5% per annum. Danisco Animal Nutrition entered this market 4 years ago with a new generation phytase - Phyzyme XP, developed under a strategic alliance with Diversa Corporation. Phyzyme XP is proven to be substantially more effective in the animal than traditional phytases. However, until now Danisco has been excluded from the dominant pelleted feed market segment, which demands a heat stable granulate phytase able to survive the pelleting process.

### Related links

- www.danisco.com/animalnutrition
- www.diversa.com

### For further press information, please contact:

Andrew Harker,
Director – Marketing and Technical Services, Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
Email: andrew.harker@danisco.com

Julian Cooksley
Account Manager, Kendalls Communications
Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

..............................................................................................................................................

Printed Monday, 07 May 2007 from
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7.

DANISCO

First you add knowledge...

**8 March 2007 - 11:10**

# Danisco's view on proposed new Danish taxation for companies

In connection with new legislation on taxes in Denmark there is an ongoing debate in the media and the politcal arena.

Danisco has given its opinion on the proposed new legislation to the The Ministry of Taxation.

The letter which is made public is available in Danish below and in English via this link.

**For further information, please contact:**
Media Relations, tel: + 45 3266 2913

Read the full release in Danish.

Printed Monday, 07 May 2007 from
http://danisco.com/cms/connect/corporate/media+relations/news/archive/2007/march/pressrelease_382_en.htm

8.

**DANISCO**

First you add knowledge...



**8 March 2007 - 14:30**

# Consultation response on bill to change the Danish Corporation Tax Act and other tax acts (CFC taxation and equity funds etc.)

Due to anticipated changes to the EU sugar regime and other factors, Danisco has for a number of years had a strategic goal of becoming a global supplier of ingredients.

Today, Danisco enjoys a leading position in this industry with production at 58 factories in 25 countries. The ingredients business is headquartered in Denmark and employs some 1,800 people in Denmark out of a total staff of around 8,100 people in this business segment. Add to this the employees in Danisco's sugar division.

The expansion has been made through acquisitions of foreign subsidiaries, which have subsequently been integrated into a global functional organisation.

The local managements are responsible for optimising operations, whilst financial control is managed from the Group's head office in Copenhagen. In consequence, the expansion has mainly been financed by raising debt in the parent company, Danisco A/S.

The bill dramatically changes the assumptions on which Danisco has based its expansion in the ingredients divisions. In our opinion the bill should be adjusted to avoid such a sudden and radical effect on companies that, like Danisco, have an objective of globalisation from a Danish platform.

This would be feasible if it were made possible to carry forward the part of the net interest expenses that under the bill would be reduced in the accounting year for deduction in subsequent years by including it in the calculation of deductible interest expenses for these years. To the best of our knowledge, this is also expected to be the case in other EU countries currently working on the consequences of the Cadbury Schweppes ruling.

This would have a regulating effect by providing an incentive to increase equity in Denmark and as such the tax base.

A global company like Danisco uses financial instruments to manage its financial risks, which, as mentioned, has so far been done from Danisco's head office in Copenhagen. Under the Danish Gains on Securities and Foreign Currency Act such financial instruments must be recorded at market value at the financial year-end. Fluctuations may cause a loss in one year and a gain in the next but an accumulated result of DKK 0 over the life of the instrument. In such cases the bill may imply non-deductibility in one year and taxation in the next, resulting in tax payments having to be made even though no profit has been realised. A carry-forward system, as proposed above, would compensate for this unreasonableness and help upholding group functions in Denmark. The alternatives would be to introduce taxation upon realisation of such instruments or a separate statement for carry-forwards (perhaps also carry-backs) of gains on financial instruments. Both alternatives would be technically quite complicated.

Danisco would prefer the non-deductibility for net interest expenses over a certain amount to be completely removed from the bill. As a minimum, the above-mentioned possibility of carry-forwards should be implemented to ensure that businesses which, like Danisco, work with globalisation from a Danish platform are not unreasonably severely hit or forced to move their finance departments

abroad. Moreover, this would give other Danish companies, including foreign-owned companies, an incentive to increase their earnings base in Denmark.

Yours faithfully

Tom Knutzen
CEO

**For further information, please contact:**
Media Relations, Danisco A/S, tel.: + 45 3266 2913

Read the full release in English

Read the full release in Danish

........................................................................................................................................

9.

**DANISCO**

First you add knowledge...

**19 March 2007 - 08:20**

# Danisco reduces flu symptoms with a patented HOWARU™ probiotic formulation.

Danisco introduces HOWARU™ Protect, a new patented formulation of probiotic cultures to reduce cold-associated symptoms.



A recent clinical study on children, conducted by Professor Shuguang Li from the medical College of Tongji in Shanghai, demonstrated that HOWARU™ Protect contributes to reduce significantly the symptoms of fever, cough and runny nose. "It reduces the number of sick days by almost half and the number of antibiotic prescriptions by 80% for children under five." says Pr Shuguang Li.

The double-blinded, placebo controlled study on respiratory tract infections followed the guidelines of the World Health Organization and involved 243 children from day care centres near Shanghai (China). During 26 weeks from November to May, the study monitored the impact of a recommended probiotic daily dose on the number of antibiotic prescriptions and the symptoms of respiratory infections. The study was completed over the winter months when children are particular vulnerable to respiratory infections.

A global average of 16% of children under five suffered from acute respiratory infections according to a survey by UNICEF*. HOWARU™ Protect represents an efficient preventive solution to reduce the level of symptoms from flu-like infections among this particularly fragile population.

"We are very proud of this new demonstration of the HOWARU™ probiotics benefits. It reinforces the promising future of probiotics for human health" says Fabienne Saadane-Oaks, President of Danisco, Cultures Division "We have started to explore the applications of HOWARU™ Protect for the specific needs of the Food, Dietary supplements and Pharmaceutical industries."

HOWARU™ Protect complements the existing range comprising HOWARU™ Restore, HOWARU™ Dophilus, HOWARU™ Rhamnosus, and HOWARU™ Bifido.

HOWARU™ is the registered trademark of Danisco premium probiotic products. More information on www.howaru.com

* Worldwide survey conducted from 1998 to 2004 Source: State of the World's Children 2006 - UNICEF

**For more information, please contact:**

Nathalie Brosse +33 6 77 79 76 33

Printed Monday, 07 May 2007 from
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10.

DANISCO

First you add knowledge...

**19 March 2007 - 15:16**

## March ice cream concept from Danisco

This month, Danisco's Ice Cream Frozen Desserts innovation department has developed a ice cream based on goat's milk.

The current price development of standard ice cream in Europe follows that of standard industrial milk, resulting in fierce competition and very low prices.



In order to obtain premium prices for industrial milk, the dairy industry is launching speciality products like milk from particular areas or special cow species. And goat's milk is an excellent alternative to cow's milk.

A high level of medium chain triglycerides and easy accessible proteins improves the digestibility compared to traditional cow's milk. In addition, goat's milk is claimed to contain more calcium, less lactose, less cholesterol and fewer allergens.

The goat's milk ice cream is made with fresh, organic goat's milk. It is low in fat, but CREMODAN® 809 CREAMLINE and Litesse® II ensure a smooth and rich body, fulfilling the expectations to a unique ice cream. The Danisco vanilla flavouring still leaves room for a mild, tangy note of goat's milk.

For hand-out in PDF format, to receive samples and for more information, please contact your usual Danisco representative.- Click here

*Danisco's Ice Cream & Frozen Desserts innovation department has a vast knowledge of technical and trend related issues. Danisco has more than 50 years experience in solving the challenges that ice cream producers meet. Danisco's monthly ice cream concepts help customers identify the key trends within the frozen desserts market.*

Printed Monday, 07 May 2007 from
http://danisco.com/cms/connect/corporate/media+relations/news/archive/2007/march/businessupdate_120_en.htm

11

DANISCO

First you add knowledge...

**20 March 2007 - 11:15**

# 9M results announcement

Announcement of results for 9M 2006/07 (1 May 2006 - 31 January 2007)

**Notice no: 04/2007**

## Performance as anticipated

In the first three quarters of 2006/07 Danisco recorded revenue of DKK 15,220 million, EBIT before special items of DKK 1,620 million and consolidated profit after tax of DKK 806 million. At group and segment level, profit and cash flows were as anticipated. Free cash flow was DKK 1,439 million. In Q3 an additional DKK 40 million provision was expensed to cover damages in the SPEZYME® ETHYL patent infringement case as well as DKK 105 million in Sugar to cover the quota reduction restructuring levy for 2006/07 to the EU.

## Highlights

- EBIT margin in Ingredients year-to-date up 0.7 percentage points to 12.9%
- All ingredients divisions recorded an EBIT margin improvement in Q3 on last year – patent case provision excluded
- Several efficiencies launched in production structure and technology platform
- Xylitol capacity to be gradually expanded during 2007
- Sugar on track with earnings expectations for 2006/07
- The European Commission has cut sugar quotas by 12% for 2007/08, and as a result Sugar expects EBIT of around DKK 300 million in 2007/08. Long-term earnings expectations for Sugar unchanged

## Outlook for 2006/07 consolidated profit

Revenue is expected at around DKK 20.75 billion against previously around DKK 21 billion, with Ingredients now expected to record revenue slightly under DKK 13.75 billion as the increased focus on the profit margin has resulted in slightly lower organic growth. Sugar revenue is expected at slightly over DKK 7.0 billion due to lower export sales. EBITDA before special items and share-based payments is maintained at around DKK 3,300 million. In Ingredients, EBITDA is reduced by DKK 25 million to around DKK 2,525 million due to a DKK 40 million provision relating to the SPEZYME® ETHYL patent dispute, while EBITDA in Sugar is adjusted from around DKK 900 million to around DKK 950 million. The outlook for consolidated profit before share-based payments and after special items is changed from around DKK 1.0 billion to slightly over DKK 1.0 billion.

Read the full 9M report in English here

Read the full 9M report in Danish here

.......................................................................................................................................

12

DANISCO
First you add knowledge...

RECEIVED
2007 MAY 18 A 9:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

20 March 2007 - 15:56

# Danisco's CFO, Søren Bjerre-Nielsen elected as Chairman of Danmarks Nationalbank

The Board of Directors elected Group President Søren Bjerre-Nielsen as new Chairman. Mr Søren Bjerre-Nielsen succeeds the present Chairman, Professor Hans E. Zeuthen.

**From Danmarks Nationalbank:**

"Danmarks Nationalbank's Board of Directors elects 15 of its 25 members. Three members are elected for a five-year term by rotation each year. "

Read the full release from Danmarks Nationalbank in English.

Read the full release from Danmarks Nationalbank in Danish.

Printed Monday, 07 May 2007 from
http://danisco.com/cms/connect/corporate/media+relations/news/archive/2007/march/pressrelease_384_en.htm

# Press Release

DANMARKS NATIONALBANK

20 March 2007
Ref.:2007-09E

# Elections to the Board of Directors and Committee of Directors of Danmarks Nationalbank and of a new Chairman

*Elections to the Board of Directors*

The Board of Directors elected Group President Søren Bjerre-Nielsen as new Chairman. Mr Søren Bjerre-Nielsen succeeds the present Chairman, Professor Hans E. Zeuthen. The Board of Directors re-elected Ms Helle Bechgaard, Director, as Deputy Chairman. Both are elected for the period from 1 April 2007 to 31 March 2008.

Danmarks Nationalbank's Board of Directors elects 15 of its 25 members. Three members are elected for a five-year term by rotation each year.

The Board of Directors has re-elected Ms Jette W. Knudsen, Director, Mr Kjeld Larsen, Farmer, and Ms Kirsten Nielsen, Former Council President, for a new five-year term from 1 April 2007 to 31 March 2012.

The Board of Directors of Danmarks Nationalbank has furthermore elected Professor Michael Møller to the Board of Directors. Mr Michael Møller is elected for the remainder of the term, i.e. until 31 March 2009.

*Elections to the Committee of Directors*

The Committee of Directors has seven members. The Board of Directors, which elects five of the members, re-elected Mr Søren Bjerre-Nielsen, Group President, Ms Kirsten Nissen, Former Council President, Mr Troels Lund Poulsen, MP, and Ms Helle Thorning-Schmidt, MP. The Board of Directors also elected Mr Michael Møller, Professor, to the Committee of Directors. All elections are for the period from 1 April 2007 to 31 March 2008.

At its first meeting, the Committee of Directors elected Mr Søren Bjerre-Nielsen, Group President, as new Chairman and Mr Michael Dithmer, Permanent Secretary, as Deputy Chairman for the period from 1 April 2007 to 31 March 2008.

For further information please contact Karsten Biltoft on tel.: (+45) 33 63 60 21.

13

DANISCO

First you add knowledge...

**21 March 2007 - 09:10**

# Danisco beefs up the meat industry

Innovative ingredients for processed meat and poultry add value and appeal



Succulent textures, great taste and natural protection are major benefits for meat products made with ingredient solutions from Danisco. At IFFA 2007 in Frankfurt from 5-10 May, the leading food ingredient company will present its latest value-adding opportunities.

Food safety is top of the agenda. Responding to the escalating demand for processed meat and poultry with a safer, healthier brand image, Danisco is now launching GUARDIAN™ Green Tea Extracts with natural antioxidative properties that preserve pure meat flavours throughout shelf life. In tests, cost-effective GUARDIAN™ Green Tea Extracts secure superior flavour and colour stability to more traditional technologies.

Manufacturers of dried and semi-dried cured meats can also obtain vital colour and flavour development using another of Danisco's natural solutions. TEXEL® DCM-1 Meat Culture optimises the quality of meats such as dried ham at low processing temperatures and, by helping to control nitrosamine generation, contributes to healthier end products in compliance with new EU rules.

Improving the quality of sausages and upgrading meat trimmings to high-value products, Danisco's innovative stabiliser systems are an efficient alternative to traditional stabilisers. Patent-pending GRINDSTED® Meatline 345 A stands out for its ability to stabilise fat emulsions in sausage processing, enabling the use of liquid vegetable oil and improving water-binding. Frankfurters and mortadella, for example, gain from a satisfying bite and texture, reduced cooking loss and minimal syneresis. Using GRINDSTED® MEATBINDER, manufacturers can bind odd-shaped meat pieces and trimmings to form high quality burgers, nuggets or medallions with a muscle-like structure - all on standard meat processing equipment.

Danisco has a complete range of solutions for the meat industry. To find out more, visit stand number 4.1 B 80 at IFFA.

For more information on food protection solutions:
Nathalie Brosse ( +33 6 77 79 76 33

For more information on stabilisers:
Anne Agger Sparsø ( +45 89 43 54 90

*With 10,500 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally.*

Printed Monday, 07 May 2007 from
http://danisco.com/cms/connect/corporate/media+relations/news/archive/2007/march/businessupdate_121_en.htm

14



DANISCO
First you add knowledge...

**23 March 2007 - 09:00**

# Danisco's Cultures division unveils in Science a breakthrough discovery of natural cellular protection against viruses

Today in Science, researchers from Danisco laboratories open new perspectives in the battle against viral infections with a publication of the results of their ground-breaking research on microbial acquired immunity.

Danisco's scientists have established for the first time the relationship between CRISPR and resistance against bacteriophages (bacterial viruses). CRISPR (Clustered Regularly Interspaced Short Palindromic Repeats) form peculiar regions in the genome of numerous bacterial species.

"These results represent a long searched and entirely natural solution to bacteriophage for all culture-using industries where phage attacks are causing downgraded product batches and significantly reduced yield", says Patrick Boyaval, Innovation Director in Dangé-Saint-Romain laboratories in France.

The research was carried out by an international team of Danisco scientists from R&D sites in France and the USA, in collaboration with Sylvain Moineau's research group from Université Laval, in Canada. It springs from the use of specific R&D platforms developed internally to analyse key strains widely used in the industry and naturally enhance their resistance against phages while retaining their functionalities.

Danisco will exploit these breakthrough findings on CRISPR and the related patent applications to develop food cultures with enhanced resistance to infections by bacteriophages. Such unique and improved commercial cultures should further strengthen Danisco's position as a world leader in Biotechnology.

**For more information about Danisco, please contact:**
Nathalie Brosse +33 6 77 79 76 33

**For more information on the scientific article, please contact:**
Philippe Horvath at philippe.horvath@danisco.com

**The article entitled "CRISPR provides acquired resistance against viruses in Prokaryotes" is available on-line in Science via this link.**

Rodolphe Barrangou,1 Christophe Fremaux,2 Hélène Deveau,3 Melissa Richards,1 Patrick Boyaval,2 Sylvain Moineau,3 Dennis A. Romero,1 Philippe Horvath2*

1 Danisco USA Inc., 3329 Agriculture Drive, Madison, WI 53716, USA
2 Danisco France SAS, BP10, F-86220 Dangé-Saint-Romain, France
3 Département de Biochimie et de Microbiologie, Faculté des Sciences et de Génie, Groupe de Recherche en Ecologie Buccale, Faculté de Médecine Dentaire, Félix d'Hérelle Reference Center for Bacterial Viruses, Université Laval, G1K 7P4 Québec, Canada

Read the full release in English

Read the full release in Danish

..........................................................................................................................................

15-

**DANISCO**

First you add knowledge...

**30 March 2007 - 14:21**

# Danisco wins two innovation prizes

Danisco won this year's special award for user-driven innovation at the Innovation Cup and came in second in the category for Denmark's most innovative business in 2007.

Among the reasons for the award were that Danisco has a systematic follow-up on customer complaints, involves customers in the idea generation and collaborates with ethnographers, who observe consumer behaviour in order to get a deeper understanding of their needs.

'If you want to win market shares in the food ingredients area, you might just get that edge by knowing the difference between what consumers say and what they actually do,' said the judges' evaluation.

Innovation Cup builds on a method that measures the most important management parameters necessary to be successful with innovation. The model has been tested on 450 Danish private and public companies.

**For further information, please contact:**

Carl Johan Corneliussen, Media Relations Manager,
Tel.: + 45 32 66 29 26, mobile: +45 26 15 21 27

.............................................................................................................................

Printed Monday, 07 May 2007 from
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16.

**DANISCO**

First you add knowledge...

**2 April 2007 - 12:00**

# Pig and poultry producers to gain additional benefits from new-generation phytase

In a decision set to deliver significant benefits to poultry and pig producers across Europe, The European Commission has granted Danisco Animal Nutrition an extension to the approval given to its phytase feed enzyme, Phyzyme XP under EU Regulation 1831/2003.



Liquid and granulate Phyzyme XP is now approved for use in broiler, layer, turkey, duck, sow, piglet and grower/finisher feeds.

Andrea Barletta, Danisco Animal Nutrition's Marketing Director welcomed the news, and commented:

"The EU's decision is good news for pig and poultry producers. This is the first phytase approved for use across all the main poultry species – including ducks.

Trials have shown that this new generation phytase offers superior value compared to traditional phytases, as it is at least 20% more effective in improving the digestibility of phosphorus and other nutrients contained in cereal grains, oil seed meals and their by-products.

"Phyzyme XP also reduces phosphorus excretion by more than 30%. This environmental benefit is particularly important during a time when concerns about pollution control are increasingly high on the agenda."

The launch of Phyzyme XP in the EU is complemented by a new service from Danisco Animal Nutrition. As a phytase optimisation tool, Phycheck™ brings opportunities to fully exploit the potential feed cost savings from using Phyzyme XP, without compromising animal performance.

The service employs a unique software model, built on extensive trials, which calculates specific matrix values for phosphorus, calcium, amino acids and energy by taking into account, for the first time, phytase dose rates, dietary phytate level and animal age.

Danisco Animal Nutrition, a division of the leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition. Its products are now widely used by poultry and pig producers throughout the world.

The company's mission is to deliver innovative, sustainable solutions that increase the efficiency and safety of the food production chain in an environmentally responsible way.

Further details are available at www.danisco.com/animalnutrition

**For further press information, please contact:**

Andrea Barletta,
Global Marketing Director,
Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley
Account Manager
Kendalls Communications
Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

**For a high resolution image of Andrea Barletta to illustrate this press release, please contact:**
julian.cooksley@kendallscom.co.uk

.........................................................................................................................................

Printed Monday, 07 May 2007 from
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17.

DANISCO

First you add knowledge...

**3 April 2007 - 08:48**

# Danisco promotes the authenticity of Italian cheeses with the launch of CHOOZIT™ SU CASU, a culture approved for Pecorino Sardo

Isolated from a large variety of sheep milk, whey ('scotta' in Italian) and pecorino cheese by Danisco experts, CHOOZIT™ SU CASU has been officially accredited and recognised fit for the production of Pecorino Sardo by the Consortium for DOP* Pecorino Sardo Protection.



With one of the most comprehensive range of ripening and lactic cultures for cheeses, Danisco assesses its role in maintaining a high level of biodiversity as well as promoting the artisan characteristics of traditional Italian cheeses.

After numerous microbial analysis made in collaboration with Prof. Deiana of the Department of Microbiology, University of Sassari and many trials using traditional processes, physical, chemical and sensorial evaluations resulted in the official Consortium approval of CHOOZIT™ SU CASU for the production of DOP Pecorino Sardo.

CHOOZIT™ SU CASU is a blend of lactic acid bacteria that can be used for manufacturing both variety of Pecorino Sardo:

- Mild Pecorino, a soft to semi-hard cheese with a compact texture and a ripening time of 20 to 60 days;
- Mature Pecorino, a hard cheese mostly used grated with a minimum 4-month ripening.

It was also successfully applied in the manufacture of other hard and semi-hard cheeses using sheep, goat, cow or mixed milks.
Italy accounts for about a fifth of all the DOP products in Europe.

* DOP stands for 'Denominazione d'Origine Protetta' and is guaranteed by the European Union.
CHOOZIT™ is a registered trademark of Danisco A/S

**For more information, please contact:**

Nathalie Brosse tel: +33 6 77 79 76 33

Printed Monday, 07 May 2007 from
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18

DANISCO

First you add knowledge...

**17 April 2007 - 13:04**

# Patent dispute over SPEZYME® ETHYL settled as expected

**Notice no: 05/2007**

A settlement has been reached on the level of reasonable legal costs, incurred prejudgment interest etc. in the patent dispute over SPEZYME® ETHYL (see Stock Exchange Notice no. 2/2007 of 19 February 2007). Accordingly, Novozymes A/S will receive a total payment of USD 15.3 million inclusive of patent infringement damages of USD 8.2 million.

Concurrently, the parties have concluded an agreement on reciprocal waiving of the right to appeal the decision of the court of first instance and have agreed not to publish any details of the settlement.

The total amount, which is due for immediate payment, will not have an impact on earnings expectations for 2006/07 as provision was previously made for the amount.

Danisco releases its results for the financial year 2006/07 on 20 June 2007.

Yours faithfully

Tom Knutzen
CEO

**For further information, please contact:**

Investor Relations, Danisco A/S, tel. +45 3266 2912
Media Relations, Danisco A/S, tel. +45 3266 2913

Download this release in English in PDF format

Download this release in Danish in PDF format

Printed Monday, 07 May 2007 from
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19.

DANISCO

First you add knowledge...



17 April 2007 - 13:00

# Danisco Foundation awards three scholarships

The Danisco Foundation today awards three scholarships of DKK 50,000 in the form of a travelling scholarship and two general scholarships.

'The scholarships are intended to help the students complete their theses in the best way possible. Danisco also hopes to increase the interaction between the company and students of advanced food studies, many of whom may have a future at Danisco,' says Senior Vice President Leif Kjærgaard, Technology & Business Development at Danisco A/S.

The Danisco Foundation also grants a Danisco Award every year to a scientist or business keenly committed to improving the quality of food.

This year, the scholarships are awarded to students focusing on the interaction between various emulsifiers and stabilisers, interactions between proteins and bacterial polysaccharides as well as the cross field between molecular gastronomy and sensorics. The latter will deal with people's perception of meals during various restaurant visits.

Graduate students of advanced food studies at the Technical University of Denmark and the Faculty of Life Sciences of the University of Copenhagen can apply to the Danisco Foundation every year for scholarships to complete their theses.

The scholarships will be presented at an award ceremony today at Danisco's head office in Copenhagen.

**For further information, please contact:**

Annette Erichsen, Education Coordinator, Centre for Advanced Food Studies
Tel. +45 4525 2627

Carl Johan Corneliussen, Media Relations Manager
Tel. +45 3266 2926

Download the press release in English

Download the press release in Danish

Printed Monday, 07 May 2007 from
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20

DANISCO

First you add knowledge...

**19 April 2007 - 09:54**

# Danisco eases trans-fat concerns - again

In a line extension, Danisco has launched a new emulsifier on the European market to ease the move towards hydrogenation-free oils and fats products.



A direct response to the trans-fatty acid debate, DIMODAN® NH Distilled Monoglyceride enables the oils & fats industry to smoothe over consumer concerns about hydrogenated fats at no expense to the quality of their end products.

Targeted at oils & fats applications such as retail margarine, low fat spreads, and industrial margarines, DIMODAN® NH 100 secures good spreadability, texture and stability, and in case of industrial margarine, cakes with the right volume and crumb structure.

"Based on positive market feedback on the recent launch of DIMODAN® NH Distilled Monoglyceride for bakery applications we are now ready with the next application areas where the oils & fats industry is an obvious next step" says Dorte Petersen, Regional Emulsifier Director at Danisco.

Trans-fats may develop when fats are subject to partial hydrogenation. Although trans-fatty acids are never present in fully hydrogenated fats, widespread coverage of the potential health implications has led some markets to equate any degree of hydrogenation with the trans fat risk.

"It is no longer enough to claim the elimination of trans-fats," Dorte Petersen continues. "We see an increasing market demand for emulsifiers where hydrogenation has not been used at all."

DIMODAN® NH 100 is just the latest product development from Danisco in response to trans- concerns. Last year saw the arrival of GRINDSTED® CRYSTALLIZER Emulsifier Blends, a range designed to improve capacity by optimising the crystallisation speed of trans-free fats.

The product is sold on the European market - for more informations please contact us.

Printed Monday, 07 May 2007 from
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21.

**DANISCO**

First you add knowledge...

**19 April 2007 - 10:13**

# Danisco is ranked number 3 in survey

Dansico was recently ranked number 3, out of 20 major players, in the food and beverage industry, in regards to environmental and social performance in a study conducted by *oekom research*.

**oekom** r|e|s|e|a|r|c|h AKTIENGESELLSCHAFT

The German company, *oekom research AG*, is one of the world's leading providers of information on the social and environmental performance of companies, sectors and countries. oekom's clients are financial services companies with a total volume of EUR 4,5 billion managed on the basis of its sustainability research.

"We are very satisfied with the results of the study", says Søren Vogelsang, Vice President of Corporate Sustainable Development. "It gives us the opportunity to measure our performance against other companies in the food industry, and gives investors the assurance they need when deciding which companies to invest in."

Our performance in the study means that *oekom research AG* will recommend Danisco's tradable shares for environmental social-oriented investments to their clients.

Read more about *oekom research AG*

Printed Monday, 07 May 2007 from
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22.

DANISCO

First you add knowledge...



**20 April 2007 - 10:13**

# New sales organisation in Russia and Ukraine

As part of our strategy, we aim to strengthen our market position outside the EU-27 countries. Therefore, we will now intensify our sales efforts in Russia and Ukraine.

The future Danisco Seed sales in Russia will take place through a legal entity and a Russian organisation with premises in Moscow. Head of the new Russian organisation will be Mrs Olga Illyina, who has been em-ployed as Managing Director. Mrs Olga Illyina has a longstanding managerial experience within sugar beet seed sales and is therefore extremely familiar with this line of business. Our existing sales persons in the various regions will continue their work under the new management.

Dr Janos Keliger, who has been in charge of sales in Russia, will together with Dr Wilfried Schrank work on developing the Ukrainian market. Dr Keliger will continue to work from his office in Hungary.

**For further information, please contact:**

Niels H. Gram, President - Beet Seed, Danisco Seed, tel.: +45 54 60 60 31

Printed Monday, 07 May 2007 from
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23

DANISCO

First you add knowledge...

20 April 2007 - 14:00

# Genencor celebrates opening of its Wuxi, China Production Facility

Genencor announced today that its new production facility, located in the Wuxi New High-Tech Industrial Park, has commenced operations. More than 300 guests attended a grand opening ceremony at the site that included company officials, key customers from China and Europe, Wuxi government representatives and members of the media.

The 20,000 square meter facility serves as the company's production, technology, applications and service center for the Asia Pacific region. The site, which is certified ISO 9001, Food Good Manufacturing Practices (GMP), Kosher and Halal, includes its own waste water treatment plant, warehouse, applications lab, canteen and office building.

"China is an important engine to propel the growth of the industrial enzyme market. By establishing this new facility, we plan to reinforce our commitment to continually invest resources to support our customers in this region," said Tjerk de Ruiter, chief executive officer, Genencor. "With this new facility, we can provide our customers with Genencor's high quality products, advanced technologies and services."

The Genencor site will use its advanced fermentation technology to produce a wide range of enzyme products for a number of markets including grain, food processing, industrial specialties, cleaning and textiles. Genencor fully supports a sustainable development strategy.

The site employs approximately 200 people. "A major reason for the successful start up of the new facility was due to our solid base of talented and experienced employees," said Carole Cobb, senior vice president, Supply. "Their commitment and dedication to the planning, implementation and start up of this new plant has been exemplary."

### For more information please contact

Angela Fan, tel.: +86 21 6235 0305, fax: +86 21 6235 0325

### About Genencor

Genencor, a division of Danisco A/S, is a leading industrial biotechnology company that develops innovative enzymes and bioproducts to improve the performance and reduce the environmental impact of the cleaning, textiles, fuels and chemicals industries.

Download the press release in English

Download the press release in Danish

Printed Monday, 07 May 2007 from
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24.

**DANISCO**

First you add knowledge....

**27 April 2007 - 10:45**

# Vegetable cream whips up a treat

Danisco's new emulsifier & stabiliser system creates an appealing alternative to dairy whipping cream.



Danisco has developed a new opportunity for the food industry to produce vegetable whipping cream with a dairy-like taste and great stability right through its shelf life.

GRINDSTED® WP 950 Emulsifier & Stabiliser System overcomes all the challenges manufacturers face when producing vegetable whipping cream. The final product is high in consumer appeal and significantly more stable at ambient temperatures than dairy whipping cream based on butterfat.

**Long-lasting decorations**
Vegetable whipping cream containing GRINDSTED® WP 950 exhibits excellent shape retention and resistence to syneresis, ideal for cake and dessert decorations. Frozen cakes and desserts are another key application due to the top freeze/thaw stability.

Superb whipping properties also create the possibility to maximise on overrun - an advantage resulting in lower production costs compared to the traditional dairy product.

**Easier processing**
In addition to enhancing quality, the system enables manufacturers to overcome well-known processing difficulties. Low viscosity is ensured and the formation of a cream plug avoided, all making a complex process considerably easier.

For more information on GRINDSTED® WP 950, contact our salesteam.

Printed Monday, 07 May 2007 from
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25.

DANISCO

First you add knowledge...

RECEIVED

2007 MAY 18 A 9:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**2 May 2007 - 15:13**

# April ice cream concept

This month, Danisco's Ice Cream Frozen Desserts innovation department has developed a Halva ice cream.



Halva are many distinct types of sweet confection across the Middle East, Central Asia, and South Asia. In Turkey, the Mediterranean and Balkan regions Halva is based on tahina (sesame seeds paste).

Halva may also be made from a variety of other ingredients, e.g. sunflower seeds, various nuts, beans and lentils. Halva usually has a distinctive dry texture.

The crumble halva is transformed into a thick ripple to add a new scent of the mysterious Orient to a delicious pistachio ice cream. CREMODAN® SE 09 Eco Emulsifier & Stabiliser System secures a rich, full-bodied ice cream with high melting resistance.

For hand-out in PDF format, to receive samples and for more information, please contact us

*Danisco's Ice Cream & Frozen Desserts innovation department has a vast knowledge of technical and trend related issues. Danisco has more than 50 years experience in solving the challenges that ice cream producers meet. Danisco's monthly ice cream concepts help customers identify the key trends within the frozen desserts market.*

Printed Monday, 07 May 2007 from
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26

DANISCO

First you add knowledge...

**2 May 2007 - 13:53**

# Warrant programme: Issue of new shares

**Notice no: 06/2007**

In 2002/03 Danisco set up a warrant programme covering more than 6,300 of Danisco's employees. In the seventh exercise period from 20 March 2007 to 17 April 2007 around 2% of the employees decided to exercise their warrants, bringing the total percentage of employees who have exercised their warrants to 92%. The majority chose the option of cash settlement while a small number chose to subscribe for new shares.

At the due date for payment on 1 May 2007, the employees had subscribed and paid for 3,325 shares at a price of DKK 299 in accordance with the warrant programme, and on 2 May 2007 Danisco effected a capital increase of 3,325 shares of DKK 20 nominal value, equivalent to a nominal capital increase of DKK 66,500. The share capital is increased from DKK 978,569,900 (corresponding to 48,928,495 shares of DKK 20 nominal value) to DKK 978,636,400 (corresponding to 48,931,820 shares of DKK 20 nominal value).

Yours faithfully

Tom Knutzen
CEO

**For further information, please contact:**

Investor Relations, Danisco A/S
Tel.: +45 3266 2912, e-mail: investor@danisco.com

Media Relations, Danisco A/S
Tel.: +45 3266 2913, e-mail: info@danisco.com

Download this release in English in PDF format

Download this release in Danish in PDF format

---

27.

**DANISCO**
First you add knowledge...

RECEIVED
2007 MAY 18 A 9:57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**2 May 2007 - 18:18**

# Market rumours regarding sale of Flavours Division

**Notice no. 07/2007**

Danisco confirms that negotiations are going on concerning a possible sale of the Flavours Division.

Further information to our investors and employees is expected within the next week.

Yours faithfully

Tom Knutzen
CEO

**For further information, please contact:**

Investor Relations, Danisco A/S
Tel.: +45 3266 2912, e-mail: investor@danisco.com

Media Relations, Danisco A/S
Tel.: +45 3266 2913, e-mail: info@danisco.com

Download this release in English in PDF format.

Download this release in Danish in PDF format.

.......................................................................................................................................

Printed Monday, 07 May 2007 from
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28

DANISCO

First you add knowledge...

**3 May 2007 - 19:03**

# Danisco signs agreement on the divestment of Flavours and enters strategic partnership with Firmenich

**Notice No. 8/2007**

- The divestment of Flavours to Firmenich is based on an enterprise value of DKK 3.36 billion
- Strategic partnership agreement with Firmenich – a world leader with flavours and fragrances
- Enhanced focus on growth in Bio Ingredients and Texturants & Sweeteners
- Share buyback at the level of DKK 500 million once the divestment has been concluded

Danisco has entered into an agreement on the divestment of Flavours to Firmenich, a world leader with flavours and fragrances. An enterprise value for the activities has been agreed at DKK 3.36 billion, corresponding to 2.2 times revenue in 2006/07. The agreement is subject to approvals by the relevant authorities in a number of countries. The agreement is expected to be concluded around the end of June 2007.

At the same time, Danisco and Firmenich are entering a strategic partnership, which will provide unique and comprehensive solutions for the food industry. The agreement allows for Danisco maintaining a unique product offering for its customers and for a strengthening of the position of both parties in the food industry.

Danisco's leading global market position in ingredients used in food as well as industrial applications has been boosted over relatively few years through organic growth and several acquisitions. The acquisitions of Rhodia Food Ingredients (cultures) in 2004 and Genencor (enzymes) in 2005 were major events enforcing Danisco's market position and strengthening our biotechnology platform.

Danisco has managed to obtain a global market position as no. 1, 2 or 3 within Bio Ingredients and Texturants & Sweeteners. During the same period, a major consolidation has taken place within the flavours and fragrance industry. With revenue in Flavours of approx. 1.5 billion in 2006/07, corresponding to only 2-3% of the world market, Danisco's market position in this ingredients area is limited compared with the largest players. Flavours currently employs some 800 employees, or less than 8% of the total staff in Danisco.

### Unfolding the potential: Enhanced focus on growth in Bio Ingredients and Texturants & Sweeteners

The divestment of Flavours should be seen as a value-creating and forward-looking initiative. The new ownership will create a critical mass for the activity and the strategic partnership allows us to further capitalise on Danisco's global sales and applications organisation in close cooperation with Firmenich. In addition, financial as well as managerial resources will be released with a view to increasing growth in Bio Ingredients and Texturants & Sweeteners, both enjoying a strong technology platform and market position.

As a natural next step in 'Unfolding the potential', an accelerated process is being launched to identify additional growth initiatives based on Bio Ingredients and Texturants & Sweeteners. The divestment of Flavours will necessitate a resource

adjustment, however, the basic objectives of 'Unfolding the potential' will remain unchanged.

### Accounting facts

The accounting gain is estimated at around DKK 0.4 billion after an expected tax expense of DKK 0.4 billion. This tax expense is caused by the fact that the transaction to a large extent involves activities that are integrated in the legal entities of the Danisco group. The released invested capital of around DKK 2.4 billion covers goodwill and operating assets including working capital in equal measure. In consequence of the transaction, Flavours will be recognised in the accounts for Q1 2007/08 under discontinued operations, and the accounting gain will be recognised under special items.

### Planned share buyback

Proceeds after tax are expected at DKK 2.9 billion and will consequently reduce Danisco's debt significantly. The group's financial gearing expressed as net interest-bearing debt compared with EBITDA will as a consequence of the transaction fall to the lower end of the financial gearing target range of 3.0 – 4.5. Share buybacks at the level of DKK 500 million are expected to be launched once the divestment of Flavours is concluded during the first six months of 2007/08. It should be noted that the group's capital structure is regularly evaluated in order to ensure an optimal balance between the group's gearing, strategic initiatives and financial scope.

### Outlook

The outlook for 2006/07 is maintained and the Announcement of Results is released on 20 June 2007, where, as planned, the outlook for the present financial year will be announced.

### Telephone conference

A telephone conference for investors, analysts and the press will be held on Monday at 9:00 am. It will be possible to follow the conference from our website. The telephone number for participation in the telephone conference is: +353 1 436 4265.

### Firmenich

Firmenich is the largest privately-owned company in the perfume and flavour business and ranks among the world's top three in the industry. Founded in Geneva, Switzerland, in 1895, it has built its reputation on its innovation, creativity and entrepreneurial spirit as global flavours partner to the leading manufacturers of food, beverages, confectionery, dairy and pharmaceuticals. The company had CHF 2.3 billion in annual revenue at end June 2006 and employs 4,800 people. www.firmenich.com

### Danisco Flavours

Danisco's Flavours Division develops and produces a vast range of natural and nature-identical flavours for the global food & beverage industry as well as speciality chemicals and natural extracts for the flavour and fragrance industry. The division is one of the world's leading producers of dairy flavours, vanilla, citrus and coffee flavours. As an international flavour house with flavour creation and application centres in strategic locations worldwide, we are able to combine technical and creative flavour skills with our extensive knowledge of food ingredients and tailoring our products to the requirements of individual customers. In 2006/07 Danisco's Flavours Division recorded revenue of approx. DKK 1.5 billion and employed some 800 people.

Yours faithfully

Tom Knutzen
CEO

**For further information, please contact:**

Investor Relations, Danisco A/S, tel. +45 32 66 29 12
Media Relations, Danisco A/S, tel. +45 32 66 29 13

Read this release in English in PDF format

Read this release in Danish in PDF format

Printed Monday, 07 May 2007 from
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29.

DANISCO
First you add knowledge...



**7 May 2007 - 09:00**

# Danisco invests in feed enzyme manufacturing in China

Danisco has announced that Genencor, a division of Danisco A/S, has commenced operations of its new production facility, located in Wuxi, China.

The new facility will use advanced fermentation technology to produce a wide range of enzyme products for a number of markets including animal feed, grain, food processing, industrial specialties, cleaning and textiles. The site is ISO 9001, Food Good Manufacturing Practices (GMP), Kosher and Halal certified.

More than 300 guests attended a grand opening ceremony at the site that included company officials, key customers from China and Europe, representatives from Wuxi Government and the Chinese Ministry of Agriculture, and members of the media.

"China is an important engine to propel the growth of the industrial enzyme market. By establishing this new facility, we plan to reinforce our commitment to continually invest resources to support our customers in this region," said Tjerk de Ruiter, chief executive officer, Genencor. "With this new facility, we can provide our customers with Genencor's high quality products, advanced technologies and services."

Danisco Animal Nutrition, a division of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition.

Its products are now widely used by poultry and pig producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase the efficiency and safety of the food production chain in an environmentally responsible way. Further details are available at: www.danisco.com/animalnutrition.

**For further information, please contact:**

Andrea Barletta
Global Marketing Director
Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley
Account Manager
Kendalls Communications
Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

Printed Monday, 07 May 2007 from
http://danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2007/businessupdate_128_en.htm

# Divestment of Flavours to Firmenich
## Bringing taste and texture together

DANISCO
First you add knowledge...



Copenhagen,
7 May 2007

Firmenich



DANISCO
First you add knowledge...

# Highlights

DANISCO
First you add knowledge...

- → Bringing taste and texture together in a "best of both" value proposition
- → Divestment of Flavours to Firmenich – a world leader in F&F
- → Consolidation and excellent transaction environment in the F&F industry
- → Focus on growth in Bio Ingredients and Texturants & Sweeteners
- → Continuous optimisation of Danisco's capital structure



Firmenich



DANISCO
First you add knowledge...

## Transaction motives
## The flavour and fragrance industry is consolidating

DANISCO
First you add knowledge...

**Industry perspective**

→ The top 4 players are significantly larger than the rest of the industry
- The top 4 players cover a +50% market share
- Economies of scale are estimated to be significant

→ Consolidation takes place at attractive valuation multiples driven by synergies

**Danisco perspective**

→ Flavours lacked critical mass

→ Gaining critical mass would require substantial acquisition investments, which would dilute margins and capital returns for a period of time

→ Window of opportunity to exit at attractive terms

Firmenich



DANISCO
First you add knowledge...

# Transaction motives
## Taste and texture – an excellent value proposition

DANISCO
First you add knowledge...

- Firmenich – a world leader in Taste
- Danisco – a world leader in Texture and Bio Ingredients
- Both companies are leading innovators
- Size and innovation are key value drivers
- Complementary product portfolios
- Customers in focus



Firmenich



DANISCO
First you add knowledge...

## About Firmenich

DANISCO
First you add knowledge...

- Position among the world's top 3 players in the flavour and fragrance industry
- The largest privately-owned flavour & fragrance company
  - 100% owned by the Firmenich family
- Headquartered in Geneva, Switzerland with a history that dates back to 1895
- Builds on a solid foundation of innovation, creativity and entrepreneurial spirit
- Group turnover of CHF 2.3 billion in 2006
- Around 4,800 employees worldwide
- 19 production and manufacturing sites
- Flavour segments
  - Beverages
  - Sweet Goods
  - Savoury Foods
- Perfumery and cosmetic segments
  - Fine Fragrances
  - Body Care
  - Home Care


FIRNEWS
FIRMENICH N°1 IN PERFUME & INGREDIENTS
2005

# Flavours Division
# Global presence

**USA**
New Century, KS ■
St. Louis, MI ■ ■
Lakeland, FL ■ ■

**Mexico**
México City □
**Colombia**
Santafé de Bogota
**Brazil**
São Paulo □ ■
Pirapozinho ■
**Chile**
Santiago □
**Argentina**
Buenos Aires □

**Sweden**
Norrköping □
**Denmark**
Brabrand ■
Grindsted ■

**UK**
Wellingborough ■ ■
**Belgium**
Louvain-La-Neuve ■ ■
**Germany**
Niebüll □
**France**
Grasse ■ ■
Seillans ■ ■
**Spain**
Viladecans
**Italy**
Milan □

**Russia**
Moscow
**Poland**
Poznan
**Dubai**

**India**
New Delhi □ ■
Haryana ■
**Malaysia**
Penang ■
**Singapore**
Singapore □ ■
**South Africa**
Johannesburg □ ■

**China**
Kunshan □ ■ ■
**Japan**
Tokyo □

**Australia**
Sydney □
**New Zealand**
Auckland □

□ Sales office
■ Innovation centre
■ Production plant

# Transaction details

DANISCO
First you add knowledge...

- → Divestment agreement to sell Flavours to Firmenich for DKK 3.36bn
  - EV/Sales multiple on 2006/07 estimates of around 2.2
- → Firmenich will take over all assets, IP, staff etc.
  - Approx. 800 employees, i.e. less than 8 % of Danisco staff
  - Subject to approvals by authorities in a number of countries
  - Expected to close by the end of June 2007
- → Divestment will result in an accounting gain of around DKK 0.4bn
  - The divestment will result in a tax charge of around DKK 0.4bn
  - Released invested capital is equally distributed on operational assets and goodwill
- → Deconsolidation of Flavours in 2007/08
  - The accounting gain will be booked under special items in Q1 2007/08
  - The results of operations will be booked under discontinued operations until the transaction is completed

# The strategic partnership with Firmenich

DANISCO
First you add knowledge...

→ Key scope:
- Flavour sales
- Cross-promotion
- Joint development projects

→ Key driver is bringing together taste and texture value proposition to the customer base

→ General agent guidelines mutually apply and govern this partnership in defined segments



Firmenich



DANISCO
First you add knowledge...

# Strategic outlook for Danisco



- → A market leader in value-added ingredients for the food and targeted industries
  - Bio Ingredients: Global top 2 player in enzymes and cultures
  - Texturants & Sweeteners: Global market leader within the combined product platform
- → Unparalleled sales and application platform towards the food industry
  - Strengthen growth opportunities based on the combined technology platform along with the strategic partnership with Firmenich
  - Leverage technology and business platform towards technical and industrial customer segments
- → Accelerated strategic review within Ingredients to identify new growth opportunities
  - Expand capacity within existing high-growth product segments
  - Expand product range within Bio Ingredients and Texturants & Sweeteners
- → Unchanged priorities for Sugar
- → Ongoing evaluation of balance sheet structure

# Unfolding the potential

DANISCO
First you add knowledge...

→ A value-creating and forward-looking step to join forces with Firmenich
- Strengthen our leadership position in the food industry
- Free up financial and management resources to increase growth in growth areas with a strong market and technology position

→ The agreement around Flavours will cause an alignment of resources

→ Danisco's strategic direction and basic objectives of 'Unfolding the potential' remain unchanged
- Focus on competitive power and realising the potential of our business
- Consolidate and leverage technology platforms
- Evaluate efficiency opportunities on a continuous basis
- Unfolding our individual potential as employees
- Improve operating margin in Ingredients
- Get the mandate for further strong growth

# Organisation

DANISCO
First you add knowledge...



DANISCO
Corporate Functions
Technology & Business Development
INGREDIENTS
Product Management, R&D, Production, Supply Chain & Sale of Industrial Ingredients
Bio Ingredients
Genencor
Cultures
Texturants & Sweeteners
Sales & Application Food Ingredients
Europe, North America, Latin America, ASPAC, ROW
SUGAR
Production and supply chain: Denmark, Sweden, Finland Lithuania and Germany
Sales & Innovation

## Share buybackprogramme in H2 2007

DANISCO
First you add knowledge...

- ➔ After the transaction, the NIBD/EBITDA gearing will drop to the low end of the long-term target of 3.0-4.5
- ➔ An immediate DKK 0.5bn share buyback programme will be initiated upon completion of the transaction
- ➔ Balance sheet structure is being evaluated on an ongoing basis


10-year T-note
Key Indicators
5.00%
Sep
Oct
Nov
Dec
STOCKS
BONDS
Pct. Change
Close
4
5
7
1

# Guidance



**Revenue & earnings**

- Unchanged outlook for 2006/07
- Outlook for 2007/08 on 20 June (release of FY results 2006/07)

**Net debt policy unchanged**

- Net debt should average 3.0-4.5x EBITDA (rolling 12 months)
- Acquisitions may result in higher temporary gearing levels


Keep left on Texture Street
Arrival
4:48pm
Menu
Turn In
200m

# Timeline

DANISCO
First you add knowledge...

Expected share buyback

Announcement of agreement to divest Flavours

Expected closing end-June

| May | Jun | Jul | Aug | Sept |
|---|---|---|---|---|
| | FY 2006/07<br>20/6/07 | | AGM<br>29/8/07 | Q1 2007/08<br>19/9/07 |



# Forward-looking statements

DANISCO
First you add knowledge...

The forward-looking statements contained in this announcement, including forecasts of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency developments, fluctuations in raw material prices, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products.



Danisco is only obliged to update and adjust the specifically stated expectations in as far as this is required by law, including the Securities Trading Act.

31.

**DANISCO**

First you add knowledge...



# Board of Directors



**Anders Knutsen**
**Chairman of the Board**

- MSc Economics and Business Administration
- Chairman of the Board of Directors, 2002
- Joined the Board of Directors in 1997, Deputy Chairman 1999-2002
- Chairman of the Board of Copenhagen Business School
- Deputy Chairman of the Boards of Topdanmark A/S and Fritz Hansen A/S
- Director of Augustinus Fabrikker A/S, Hersild & Heggov A/S and Katholm Invest A/S
- CEO and President of Bang & Olufsen A/S 1991-2001

Born 1947
Contact details: Danisco A/S, Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark



**Jørgen Tandrup**
**Deputy Chairman of the Board**

- MSc Economics and Business Administration
- Joined the Board of Directors in 2002
- CEO and President of the Scandinavian Tobacco Group from 1993 to 2006
- Chairman of the Boards of Scandinavian Tobacco A/S, Scandinavian Holding A/S, and Dagrofa a/s
- Deputy Chairman of Tivoli A/S
- Member of the Boards of Fritz Hansen A/S and Axcel II
- Member of the General Council of The Confederation of Danish Industries
- Member of the boards of Skodsborg Kurhotel & Spa A/S and Skodsborg Sundhedscenter A/S

Born 1947
Contact details: Skandinavisk Tobakskompagni A/S, Tobaksvejen 4, DK-2860 Søborg, Denmark



**Håkan Björklund**

- PhD, neuroscience research
- CEO of Nycomed Holding A/S
- Joined the Board of Directors in 2004
- Director of Biovitrum AB and Atos AB
- Member of Board of Directors, Coloplast A/S

Born 1956
Contact details: Nycomed Group, Langebjerg 1, DK-4000 Roskilde, Denmark



**Kirsten Drejer**

- M.Sc. Pharm, Ph.D. Pharmacology
- CEO of Symphogen A/S
- Joined the Board of Directors in 2006
- Director of Bioneer A/S and BioCentrum DTU
- Member of the Committee on the Industrial PhD Fellowship Programme under the Danish Academy of Technical Sciences

Born 1956
Contact details: Danisco A/S, Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark



**Lis Glibstrup**

- MSc Chemical Engineering
- Product Service Manager
- Director elected by the employees
- Joined the Board of Directors in 2002

Born 1948
Contact details: Danisco A/S, Edwin Rahrs Vej 38, DK 8220, Brabrand, Denmark



**Peter Højland**

- BSc in Economics and Business Administration
- Managing Director of Transmedica Holding A/S
- Joined the Board of Directors in 1998
- Chairman of the Boards of Transmedica A/S, Amrop-Hever A/S, Siemens A/S, Bikuben Fondene and the Danish Centre for Management
- Deputy Chairman of the Board of Nordicom A/S
- Director of Danske Bank A/S, Knud Wexøe A/S and Rambøll Danmark A/S

Born 1950
Transmedica A/S, Vesterbrogade 6 D 6., 1620 København V, Denmark



**Flemming Kristensen**

- Senior Shop Steward
- Director elected by the employees
- Joined the Board of Directors in 2005

Born 1960
Contact details: Danisco Grindsted, Tårnvej 25, DK-7200 Grindsted, Denmark



**Bent Willy Larsen**

- Engineer
- Director elected by the employees
- Joined the Board of Directors in 2002

Born 1944
Contact details: Danisco Sugar Nakskov, Tietgensvej 1, P.O. Box 139, DK-4900 Nakskov, Denmark



**Matti Vuoria**

- Master of Law
- CEO of Varma Mutual Pension Insurance Company
- Deputy Chairman of the Board of Directors, 2002
- Joined the Board of Directors in 1999
- Chairman of the Board of Winwind Oy
- Director of Sampo Plc, Wärtsilä Corporation and Stora Enso Oyj

Born 1951
Contact details: Varma Mutual Pension Insurance Company, P.O. Box 1, FIN-00098 Varma, Finland

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RECEIVED 2007 MAY 18 A 9:07

Home Contact us Sitemap Other webs

Products & Services | Investor Relations | Media Relations | Jobs & Career | About Danisco

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CALENDAR

- Results
- Investor meetings
- Annual general meeting
- Quiet periods
- Products and Services events

# Annual General Meeting 2007

Conference and webcast

**Date:** 29 August 2007

**Location:** Copenhagen, Denmark

The Danisco management will give an overview of performance, sustainability and progress for Danisco for the financial year 2006/07.

- Wednesday 29 August 2007 time to be confirmed.

The webcast will be accessible via this website. The webcast will also be available on demand after 29 August.

**Venue address:**
Tivoli Concert Hall
Vesterbrogade 3,
Copenhagen,
Denmark

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# Roadshow - USA

Hosted by SEB Enskilda

**Date:** 18 May 2007

**Location:** New York City, USA

Contact Hans Gregersen, IRO for further information at:
hans.gregersen@danisco.com or telephone +45 32 66 29 25.

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# Roadshow - USA

Hosted by OMX

**Date:** 17 May 2007

**Location:** New York City, USA

Contact Hans Gregersen, IRO for further information at:
hans.gregersen@danisco.com or telephone +45 32 66 29 25.

Printed Wednesday, 09 May 2007 from
http://danisco.com/cms/connect/corporate/investor+relations/calendar/en/investor+meetings/ir_meetings_17_05_07_en.htm

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DANISCO
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# Quiet Periods

2008 2007

**November 2007**

| | |
|---|---|
| Q2 quiet period begins | 19 Nov 2007 |

**August 2007**

| | |
|---|---|
| Q1 quiet period begins | 17 Aug 2007 |

**May 2007**

| | |
|---|---|
| Q4 quiet period begins | 18 May 2007 |

**February 2007**

| | |
|---|---|
| Q3 quiet period begins | 17 Feb 2007 |

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2007 MAY 18 A

Products & Services | Investor Relations | Media Relations | Jobs & Career

About Danisco

back to About Danisco



# Corporate governance

The management of Danisco is, as required by Danish company law, based on a two-tier system, separating the Executive Board and the Board of Directors.

Company management based on the principles of corporate governance ensures long-term value creation and the swift release of relevant information to shareholders and stock market alike. Read our IR-policy to find out more.

## The Board of Directors

The Board of Directors is elected by the general meeting and is responsible for the overall management of Danisco.

The Board of Directors appoints and terminates the members of the Executive Board and no member of the Board of Directors - aside from the employee representatives stipulated in Danish legislation - is employed by Danisco.

## Time allocated to supervisory Board work

The Board has established an evaluation process. The chairmanship evaluates on an annual basis:

- the work of the Board of Directors
- performance of the individual Board members

Part of this evaluation process includes an assesment of the overall workload of the individual Board members.

The Board has evaluated that the current workload of the indiviudal Board members is compatible with their directorships in Danisco.

## Voting rights

- Danisco has one class of shares, and no shares carry special rights. Each share of DKK 20 gives one vote. No shareholder or coordinated group of shareholders may exercise voting rights for more than 7.5% of the share capital.
- It is the Board of Directors' opinion that in case of a takeover bid for Danisco the voting right restriction ensures the Board of Directors a better negotiation position. The restriction should therefore not be considered as protection against a possible takeover, but it gives the Board of Directors time to diligently consider all advantages and disadvantages for the shareholders compared to the alternatives.

## Exceptions to the Copenhagen Stock Exchange's recommendations

Download the full version of the Copenhagen Stock exchanges

recommendations and Danisco's adherence/deviations to these here:

**In brief:**

**Election of Board members**

- Board members elected by the general meeting are elected individually for a term of two years at the Annual General Meeting in order to achieve continuity.

**Proxies at the annual general meeting**

- The proxy form does not address each single item on the agenda.
- The reason for Danisco's non-compliance with the recommendations in this respect is that the Board of Directors believes that a proxy form that addresses each single item on the agenda does not allow for developments at the Annual General Meeting.

## Use your influence as a shareholder

If you would like to exercise your influence as a shareholder, you should:

- register as a shareholder
- request admission card and ballot paper
- attend the Annual General Meeting
- or authorise the Board of Directors to vote on your behalf

**Contact**

Any proposals or issues that you as a shareholder would like to communicate to the Board of Directors should be submitted in writing. Please send proposals by letter addressed to:

Board of Directors
Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark

or by e-mail to:
bestyrelsen@danisco.com

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Dansk

# Shareholders

Danisco intends to give its owners - the shareholders - all relevant information about the company and its performance. This site contains much of that information.

| | |
|---|---|
| Labour Market Supplementary Pension Fund (ATP) | 10.3% |
| Investment funds | 6.5% |
| Insurance companies | 6.2% |
| Banks | 3.1% |
| Pension funds | 1.8% |
| Foundations | 1.3% |
| Danisco | 0.2% |
| Investors outside Danmark | 11.0% |
| Private | 16.6% |
| Unregistered | 38.0% |
| Total | 100 |

**Board of Directors**

| | |
|---|---|
| Anders Knutsen | Holding of Danisco shares at 30 April 2006: 1,601<br>Sale of Danisco shares in 2005/06: 0<br>Purchase of Danisco shares in 2005/06: 1,601 |
| Jørgen Tandrup | Holding of Danisco shares at 30 April 2006: 2,405<br>Sale of Danisco shares in 2005/06: 0<br>Purchase of Danisco shares in 2005/06: 0 |
| Håkan Björklund | Holding of Danisco shares at 30 April 2006: 0<br>Sale of Danisco shares in 2005/06: 0<br>Purchase of Danisco shares in 2005/06: 0 |
| Kirsten Drejer | Holding of Danisco shares at 30 April 2006: 0<br>Sale of Danisco shares in 2005/06: 0<br>Purchase of Danisco shares in 2005/06: 0 |
| Lis Glibstrup | Holding of Danisco shares at 30 April 2006: 615<br>Sale of Danisco shares in 2005/06: 0<br>Purchase of Danisco shares in 2005/06: 0 |
| Peter højland | Holding of Danisco shares at 30 April 2006: 1,000<br>Sale of Danisco shares in 2005/06: 0<br>Purchase of Danisco shares in 2005/06: 0 |
| Flemming Kristensen | Holding of Danisco shares at 30 April 2006: 2<br>Sale of Danisco shares in 2005/06: 0<br>Purchase of Danisco shares in 2005/06: 0 |
| Bent willy larsen | Holding of Danisco shares at 30 April 2006: 115<br>Sale of Danisco shares in 2005/06: 0<br>Purchase of Danisco shares in 2005/06: 0 |
| Matti vuoria | Holding of Danisco shares at 30 April 2006: 200 |

| | |
|---|---|
| | Sale of Danisco shares in 2005/06: 0<br>Purchase of Danisco shares in 2005/06: 0 |

**Executive Board**

| | |
|---|---|
| Tom Knutzen | **Shareholding (1 February - 0 april 2006)**<br>Holding of Danisco shares at 30 April 2006: 2,500<br>Sale of Danisco shares in 2005/06: 0<br>Purchase of Danisco shares in 2005/06: 0 |
| Søren Bjerre-nielsen | Holding of Danisco shares at 30 April 2006: 4,500<br>Sale of Danisco shares in 2005/06: 0<br>Purchase of Danisco shares in 2005/06: 0 |
| Mogens Granborg | Holding of Danisco shares at 30 April 2006: 1,498<br>Sale of Danisco shares in 2005/06: 0<br>Purchase of Danisco shares in 2005/06: 0 |

## Warrants and share options

### Share option programme established in 2006/07

- Exercise price is DKK 473, which was fixed at the share price level at the time of the announcement of the 2005/06 annual results with a premium of 10%
- The options will vest on 1 May 2009 for exercise between 1 May 2009 and 1 May 2012

### Share option programme established in 2005/06

- Exercise price is DKK 457, which was fixed at the share price level at the time of the announcement of the 2004/05 annual results with a premium of 10%
- The options will vest on 1 May 2008 for exercise between 1 May 2008 and 1 May 2011
- Special option programme for CEO Tom Knutzen
- Exercise price is DKK 440, which was fixed at the share price level at the time of the contract in mid-August 2005 with a premium of 10%
- The options can be exercised in three tranches on 1 June 2006, 2007 and 2008 and three years ahead

### Share option programme established in 2004/05

- Exercise price is DKK 330, which was fixed at the share price level at the time of the announcement of the 2003/04 annual results with a premium of 10%
- The options will vest on 1 May 2007 for exercise between 1 May 2007 and 1 May 2010

### Share option programme established in 2003/04

- Exercise price is DKK 264, which was fixed at the share price level at the time of the announcement of the 2002/03 annual results with a premium of 5%
- The options vested on 1 May 2006 for exercise between 1 May 2006 and 1 May 2009

### Warrant programme established in 2002/03

- Exercise price is DKK 299, which was fixed at the share price level on the date of Danisco's Annual General Meeting in 2002 with a premium of 2.5% a year until 5 September 2005
- The programme was offered to all employees who had been employed for not less than one year at the time of the programme and not included

in Danisco's share option programme

- More than 6,300 employees participate in the programme
- The warrants vested on 5 September 2005 for exercise between 5 September 2005 and 4 September 2007
- Number of warrants and options per programme are specified in Danisco's Annual Report.

Printed Tuesday, 08 May 2007 from
http://danisco.com/cms/connect/corporate/investor+relations/share+information/shareholders/shareholders_en.htm

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RECEIVED
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DANISCO
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← back to Investor relations

▼ CALENDAR

- Results
- Investor meetings
- Annual general meeting
- Quiet periods
- Products and Services events

# Results

2008 2007

**December 2007**

Q2 results 2007/08

**September 2007**

Q1 results 2007/08

**June 2007**

Q4 results 2006/07

**March 2007**

Q3 results 2006/07

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← back to Investor relations

▼ CALENDAR

- Results
- Investor meetings
- Annual general meeting
- Quiet periods
- Products and Services events

# Products and Services events

2007

**November 2007**

- Brau Beviale
- Confectionery Manufacturing Expo China (CME China)

**October 2007**

- Food Infredients Europe (FiE)
- Worldwide Food Expo (WWFO)
- International baking industry exposition (IBIE)
- CPhl Worldwide 2007
- International Brewing Convention

**June 2007**

- World Perfumery Congress 2007

**May 2007**

- Trendy confectionary
- Vitafoods 2007
- IFFA
- SCAA's 19th Annual Conference & Exhibition

**April 2007**

- Petfood Forum

**March 2007**

- Food Ingredients China



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# Publications

Here you can find Danisco's recent publications in downloadable versions.

In the archive you can find publications dating back to 1999. To go to the archive click in the left menu.

### General information

| Title | English | Danish | Swedish | German | Finnish | Lituanian |
|---|---|---|---|---|---|---|
| Annual Report 2005/06 | PDF | PDF | | | | |
| Annual Report 2004/05 | PDF | PDF | | | | |
| Sustainability Report 2005 | PDF | PDF | | | | |
| Danisco Profile 2005/06 | PDF | PDF | | | | |
| Danisco Sugar annual review | PDF | PDF | PDF | PDF | PDF | PDF |
| Questions and answers - the global sugar market | | PDF | PDF | | | |
| From sun to sugar | PDF | PDF | PDF | | | PDF |
| Strong in sugar | PDF | PDF | PDF | PDF | PDF | |
| The functional properties of sugar | PDF | PDF | PDF | | | |
| The functional properties of sugar - on a technical level | PDF | | | | | |

### Product brochures

| Title | English | Danish | Swedish | Finnish | German | Lithuanian |
|---|---|---|---|---|---|---|
| A world of sugar | PDF | PDF | PDF | PDF | PDF | PDF |
| First you add knowledge... | PDF | | | | | |
| Tid til mere | | PDF | | | | |
| Tasty Swedish brown bread | PDF | | PDF | | | |
| Sikkert sukker | | PDF | PDF | | | |
| Coffee and cake | | | PDF | | | |

| Title | Latvian | Estonian | Norwegian |
|---|---|---|---|
| A world of sugar | PDF | PDF | PDF |
| First you add knowledge... | | | |
| Tid til mere | | | |

### Magazines

| Title | English | Danish | Swedish | Finnish | Norwegian | Lituanian |
|---|---|---|---|---|---|---|
| Discover | PDF | | | | | |
| Sweet dialogue | | PDF | PDF | PDF | | |
| Sweetly | | PDF | PDF | | | |
| Perspektiv | | PDF | PDF | PDF | PDF | |

If you are looking for previous issues of Perspektiv, please visit www.perspektiv.nu.

### Nutritional information

| Title | English | Danish | Swedish | Finnish | Norwegian |
|---|---|---|---|---|---|
| Physical activity and weight | | PDF | PDF | | PDF |
| Myths and facts about sugar | | PDF | PDF | | PDF |
| Danisco Sugar's health policy | PDF | PDF | PDF | | PDF |
| Perspective - sugar status | PDF | PDF | PDF | PDF | |

### Information about production sites

| Title | Danish | Swedish | German |
|---|---|---|---|
| Assens fabriksbrochure | PDF | | |
| Assens, Grønt regnskab 2004/05 | PDF | | |
| Nakskov fabriksbrochure | PDF | | |
| Nakskov, Grønt regnskab 2004/05 | PDF | | |
| Nykøbing fabriksbrochure | PDF | | |
| Nykøbing, Grønt regnskab 2004/05 | PDF | | |
| Anklam fabriksbroschyr | | | PDF |
| Arlöv fabriksbroschyr | | PDF | |
| Köpingebro fabriksbroschyr | | PDF | |
| Örtofta fabriksbroschyr | | PDF | |

Printed Tuesday, 08 May 2007 from

http://danisco.com/cms/connect/corporate/media+relations/publications/publications_en.htm

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# Knowledge Award

Use your knowledge. Be innovative. Come up with a unique and creative food or beverage concept and take home our first prize of $10,000.

The Danisco Knowledge Award is an opportunity to apply the skills and knowledge you have acquired during your studies to a real-world situation. Not to mention the chance to show Danisco and the rest of the food industry how good you really are.

### Who can participate?

Entrants must be a junior, senior or graduate student during the 2006-2007 academic year at a 4 year accredited college with a declared major in food science or related major. Team entries are accepted (see rules and regulations on entry form for more details).

### Why is Danisco introducing this award?

Our mission is to accommodate consumer demand for healthy, safe and tasty food and our vision for the Danisco Knowledge Award:

- To support innovation in academic institutions.
- To develop stronger links between universities and Danisco.
- To encourage innovative approaches to food science challenges.

### When will the contest launch?

The contest will officially launch on November 1, 2006. Entry forms need to be turned in by February 15, 2007. Product and report must be submitted to Danisco no later than Thursday April 26, 2007. The winners will be notified by June 30, 2007.

If you have questions, please feel free to contact us.
See the winners of the knowledge award 2006.

### Where can I get my ingredients?

You can order them as free samples by calling or e-mailing Danisco, attn. Rebecca Bingman at rebecca.bingman@danisco.com or phone 800-255-6837 x1136.

To research Danisco ingredients go to the Products & Services part. You may also access Partnerweb for more info. See related links above.

Printed Wednesday, 09 May 2007 from
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# Local community & networks

We want to act as good citizens both socially and with respect to the environment. This is why we work closely with the local communities where we do business and are aware of the influence we have on those around us.

We are a member of a number of organisations and networks, where we discuss sustainability issues with other companies and NGOs.

**Amnesty Business Club Denmark: www.amnesty.dk/business**

Amnesty Business Club (ABC) is a forum for dialogue between business and Amnesty International, giving members insight into human rights conditions around the world.

**Sustainable Agriculture Initiative Platform: http://www.saiplatform.org/**

The Sustainable Agriculture Initiative Platform (SAI Platform) was created by the food industry to give active support to the global development and communication of sustainable agriculture, involving the stakeholders throughout the food chain.

**Roundtable on Sustainable Palm Oil: http://www.sustainable-palmoil.org/**

The Roundtable on Sustainable Palm Oil (RSPO) is an association established by organisations involved in the palm oil supply chain. The aim is to promote the growth and use of sustainable palm oil through cooperation within the supply chain and open dialogue with stakeholders.

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**10 May 2007 - 11:13**

# Danisco presents a superfruit flavour

Açai berry flavours - the healthiest taste in the rainforest



Danisco has captured the exclusive taste of the small Brazilian açai berry in a new range of convenient and high quality flavours. Hailed one of the most powerful sources of nutrition in the world, the açai berry is brimful of antioxidants, amino acids, essential fatty acids, proteins, iron, fiber and other vitamins and minerals.

Danisco açai berry flavours provide the taste delivery necessary to secure the berry's lasting commerical success and mask the slightly metallic taste of the raw fruit. The sweet, pleasant flavour, slightly reminiscent of chocolate, is perfect for adding a juicy, tropical touch to dairy, ice cream, beverage and confectionery products.

Regarded by many as one of the top 10 superfoods for promoting ageless beauty, the deep purple açai berry has been used by native South Americans for centuries to treat digestive disorders and skin conditions.

For more information, please contact:
Irene.Tan@danisco.com
Singapore - +65 6511 5600

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**11 May 2007 - 16:00**

# Genencor launches MANNASTAR™ product, a new detergent enzyme specially designed to target stains like chocolate ice cream and salad dressing

Genencor announced today the availability of a new bright cleaning enzyme product that targets the removal of mannans from fabrics.

Genencor's MannaStar™ enzyme provides detergent manufacturers around the world the opportunity to increase their products' performance to match or exceed the leading high end detergent brands in variable wash conditions.

Mannans, of which guar and locust bean gum are among the most common, are used as thickeners and for gel texture in food and cosmetics. They can be found in an increasing number of consumer products, including ice cream, barbecue sauce, processed foods, salad dressing, hair styling aids and make up.

These gums can act as glue for other soils resulting in the formation of visible stains and generally making the fabric appear dull. Traditional detergent ingredients work on the visible part of these stains, but generally cannot remove the source of these stains - the mannan "glue."

In tests conducted by Genencor and independent laboratories, the addition of MannaStar to detergents resulted in significant removal of frequently occurring tough mannan stains.

In full scale washing tests, MannaStar was added to a typical color detergent containing protease and amylase enzymes.

On soils containing mannans, like salad dressing and chocolate ice cream, the tests demonstrated that clothes washed with MannaStar containing formulations were dramatically cleaner than MannaStar free detergent.

"By using MannaStar you target the 'core of the stain', making other detergent ingredients more effective," said Floris Luger, vice president of Fabric and Household Care for Genencor.

"The broad cleaning power of MannaStar will enhance the performance of almost any detergent. Even at low dosages the effect is clearly visible, making this enzyme affordable to detergent manufacturers across the globe."

MannaStar is available in granular form. These granules are safer to handle than dusty powders and have improved features for easy blending and storage stability.

To find out more about MannaStar, our bright cleaning enzyme, please visit our website at www.genencor.com or contact your Genencor representative.

**For further information, please contact:**
Ana Maria Bravo-Angel, +31 71 5686168

**About Genencor**
Genencor, a Danisco Division, is a leading industrial biotechnology enterprise that develops innovative enzymes and bioproducts to improve the performance

and reduce the environmental impact of the cleaning, textiles, fuels, and chemicals industries.

Read the full release in English in PDF format here

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## E-mail updates

Subscribe to our e-mail updates and you'll receive breaking news from Danisco via your mailbox.

You can choose to receive:

- press releases
- financial news
- products news
- all of the above.

Enter your e-mail address and receive e-mails with news in English. Danisco's subscription service is free of charge.

[ ] Subscribe | Correct/Unsubscribe

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RECEIVED

2007 MAY 18 A 9:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

## Share information

Share information is updated every two minutes, press F5 to update.

| | Time | Latest | Change | % | Highest | Lowest | Volume |
|---|---|---|---|---|---|---|---|
| Danisco | 16:54 | 474.00 | -3.00 | -0.63 | 477.50 | 473.50 | 318,624 |
| OMXC 20 | 17:21 | 486.30 | -2.47 | -0.51 | 488.64 | 485.46 | |

**Danisco's master data**

| | |
|---|---|
| Stock Exchange | Copenhagen Stock Exchange |
| Share capital | DKK 978,636,400 |
| Denomination | DK 20 |
| Number of shares | 48,931,820 |
| Classes of shares | One |
| Bearer security | Yes |
| Voting right restriction | 7,5% |
| ID code | DK0010207497 |
| Datastream | DK:DAO |
| Reuters Instrument Code | DCO.CO |
| Bloomberg code | DCODC |
| Thomson Financial | DCO.DK |

Printed Thursday, 17 May 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/share+information/share_information_en.htm


END